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ANNUAL REPORT

SEPTEMBER 30, 2006



MARSICO FUNDS

Helping you appreciate life™

The investments we value most cannot be found within a portfolio.

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Life itself.





DEAR SHAREHOLDER:

Enclosed is your fiscal year 2006 annual report for the Marsico Investment Fund that encompasses the one-year period from October 1, 2005 – September 30, 2006. Equities around the world shrugged off a number of challenges – including higher energy prices, concerns regarding interest rates and inflation, and geopolitical tensions – and posted solid overall gains during the reporting period. The most widely-recognized US benchmark equity indexes were well into positive territory, with gains in the neighborhood of 10% being common. International equities, once again, were "the story," generating nearly twice the return of their US counterparts in dollar terms.

This report is intended to provide a retrospective for the Funds' investment results for fiscal year 2006 by discussing the main factors that impacted performance – sector positioning, industry allocations, and stock selection – as compared to the Funds' benchmark indexes. Certain sector or industry classifications used in this discussion may be broader than those used elsewhere in this annual report. For our updated thoughts regarding the market environment and our overall investment outlook, please refer to the Funds' most recent quarterly shareholder update that is available on the Funds' Website at www.marsicofunds.com.



INVESTMENT REVIEW BY TOM MARSICO (UNAUDITED)

The Focus Fund and Growth Fund underperformed their primary benchmark Index for the one-year period ended September 30, 2006, with total returns of 4.24% and 2.87%, respectively. For comparative purposes, the S&P 500 Index – which we consider to be the Funds' primary equity benchmark Index – had a total return of 10.79% for the one-year period ended September 30, 2006. The Funds reached 8-3/4 years of operating history as of the end of September. Please see the Funds' Overviews for more detailed information about each Fund's longer-term performance for various periods ended September 30, 2006.

The performance data for the Funds quoted here represent past performance, and past performance is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. To obtain performance information current to the most recent month-end, please call 888-860-8686 or visit www.marsicofunds.com.[1]

In assessing the Funds' performance over the past year, it is interesting to "decompose" the S&P 500 Index's return. More than half of the Index's gain for the entire reporting period was attributable to its performance in the last three months of the fiscal year, when it rose by nearly 6%. Equities seemed to be buoyed by the Federal Reserve Board's decisions (first, at a meeting of the Federal Open Market Committee in August, then once again in September) to cease raising interest rates at least temporarily. In addition, lower long-term bond yields, tamer inflation data, substantial declines in energy and commodity prices, and strong corporate profit reports seemed to further bolster stock prices.

During the Funds' fiscal year, there were several interesting aspects of the US and international equity markets:

- In the US large capitalization equity arena, a now all-too-familiar scenario for growth investors unfolded: it was yet another period in which "value" stocks outperformed "growth" stocks by a substantial margin. The Russell 1000 Value Index, which is intended to provide a representation of the performance of major companies whose stocks trade at relatively low valuations, had a total one-year return of 14.62%. The Russell 1000 Growth Index, which is intended to be a proxy for the performance of large capitalization growth-oriented companies, had a total one-year return of 6.04%. Much of the differential between the two investment styles was attributable to the substantially higher weighting of financial companies represented in the value index (which were among the best-performing areas of the equity markets), and the substantially higher weighting of technology companies in the growth index (which had relatively subdued returns).

- Stocks of small and medium capitalization companies, which have dominated larger capitalization companies performance-wise for years, modestly trailed their large cap brethren for the one-year period ended September 30, 2006. Some of this performance differential was attributable to a substantial retracement of smaller cap valuations that occurred in the second and third calendar quarters of 2006. The Russell Mid-Cap Index, which is intended to provide a representation for the performance of medium-sized companies, had a total return of 9.57% during the reporting period. The Russell 2000 Index, a proxy for the performance of small-sized companies, gained 9.92%.

- Non-US stocks, despite a significant sell-off in mid-2006, again were "the place to be" for the overall reporting period. The MSCI EAFE Index had a total 12-month return of (US$) 19.16% - nearly doubling the return of the S&P 500 Index.

At the economic sector level, gains were widespread. While all 10 Global Industry Classification Standard industry sectors ("GICS") that comprise the S&P 500 Index had positive returns, considerable changes in market leadership took place during the reporting period. Energy, which had soared by 48% in the fiscal year ended September 30, 2005, was the lowest-performing sector in the S&P 500 Index for the one-year period ended September 30, 2006, eking out a gain of about 3.5%. The top-performing sectors included Telecommunications Services (+26%), Financials (+21%), Materials (+18%) and Industrials (+12%). In addition to Energy, areas such as Information Technology (+3%), Utilities (+5%), and Health Care (+8%) also lagged the S&P 500 Index's return.

At an industry group level, the top-performing areas included Real Estate (+28%), Diversified Financials (+26%), Banks (+21%), Transportation (+16%), and Consumer Services (+16%). Six other groups had gains in excess of 10%. Few industries were substantially "in the red" last year, with one exception: Semiconductors & Semiconductor Equipment, which sank -7%. Certain industries edged lower, including Consumer Durables & Apparel (-2%) (largely due to weakness in homebuilding-related company stock prices), and Health Care Equipment & Services (-0.4%).

Turning to the factors underlying the performance of the Focus Fund and the Growth Fund, as you know, these Funds often invest in similar growth companies. Their performance may differ at times, however, for a number of reasons. Among other factors, the Focus Fund is a non-diversified mutual fund that may invest in a more concentrated portfolio and may hold the securities of fewer issuers than the Growth Fund. As a result, the Focus Fund may hold some stocks that are different from those held by the Growth Fund, and may be more exposed to individual stock volatility than the Growth Fund or other mutual funds that invest in a larger number of securities. As discussed below, the two Funds experienced relatively similar performance during the annual reporting period.

You should keep in mind that our views on all investments discussed in this report are subject to change at any time and references to specific securities, industries, and sectors discussed in this report are not recommendations to purchase or sell the securities, and that the Funds may not necessarily hold these securities today. Please see the accompanying Schedule of Investments for the percentage of each Fund's portfolio represented by the securities or industries mentioned in this report.

The following is a synopsis of each Fund's investment results for the fiscal year:

FOCUS FUND

The Focus Fund's underperformance for the one-year period ended September 30, 2006 (as compared to the S&P 500 Index), can be attributed to several factors:

- **Stock selection and positioning in the Health Care sector:** More than half of the Fund's performance shortfall during the fiscal year was attributable to individual stock selection and industry weightings within the Health Care sector. In Health Care Equipment & Services, the Fund's holdings had an aggregate return of -12% during the reporting period, with UnitedHealth Group, Inc. (-12%), Zimmer Holdings (-17% prior to being sold), and Medtronic (-9% prior to being sold) representing the primary performance "culprits." An overweighted posture in this industry group which, as noted above, was one of the few areas to be in negative territory return-wise, also adversely impacted performance. With regard to the Pharmaceutical, Biotechnology & Life Sciences industry, the Fund's stock selection also was off the mark. The Fund's holdings had a collective return of -7% during the reporting period, while the S&P 500 Index's industry group return, which was led primarily by the performance of suddenly resurgent big pharmaceutical companies, was +12%. In particular, Genentech – one of the Fund's largest individual holdings throughout the fiscal year – edged lower by -2%, and Amgen declined -11% prior to being sold.

- **Stock selection in the Retailing industry:** Home improvement retailers Lowe's Cos. (-13%) and The Home Depot, Inc. (-13% prior to being sold) weakened considerably, as concerns grew regarding the potential for a pronounced slowdown in the housing industry and concomitant worries about the outlook for consumer discretionary spending.

- **Stock selection in the Energy sector:** Halliburton (-21% prior to being sold) and Exxon Mobil (-11% prior to being sold) were among the Fund's weaker-performing individual holdings during the reporting period.

- **Stock selection in the Technology Hardware & Equipment industry:** QUALCOMM, Inc., a provider of digital wireless telecommunications products and services, fell -17% prior to being sold.

- **An underweighted posture in Banks:** This industry group in the Fund's benchmark Index rose 21% during the reporting period, and was among the best-performing areas of the stock market. The Fund absorbed a fairly significant opportunity cost by being underweighted in the industry.

- **Stock selection in the Consumer Durables & Apparel industry:** The price of Lennar Corp. Class A shares skidded -23% during the reporting period as the Homebuilding industry showed signs of softening and concerns grew regarding the outlook for interest rates and consumer spending.

On the "plus" side of the performance balance sheet, there were a few significant positive contributors to the Fund's performance:

The Fund's positions in the Diversified Financials industry group had a collective return of 33% during the fiscal year ended September 30, 2006, led by Goldman Sachs Group (+40%), UBS AG (+47%), and Lehman Brothers Holdings (+15%).

Other areas that performed well were holdings in Technology Software & Services, Consumer Services, and Transportation industries. Google rose 26%, prior to being sold. Hotel/casino operators generally performed well, including Wynn Resorts, Ltd. (+51%) and Las Vegas Sands Corp. (+37%). A position in Apple Computer, which gained 16% prior to being sold, also was a material "positive."

GROWTH FUND

The Growth Fund shared many of the Focus Fund's performance characteristics for the one-year period ended September 30, 2006. Positioning and individual stock selection in areas such as Health Care, Consumer Durables & Apparel, Retailing, Energy, and Technology Hardware & Equipment were significant detractors from performance. These factors are discussed below in more detail:

- **Health Care:** As in the case of the Focus Fund, stock selection and positioning in the Health Care sector, which has been a major area of emphasis for the Growth Fund for an extended period of time, were

significant "negatives" for the Growth Fund's performance in the fiscal year. In Health Care Equipment & Services, the Fund's holdings had a collective return of -9% during the reporting period. These positions included UnitedHealth Group, Inc. (-12%), Medtronic, Inc. (-12% prior to being sold), and Zimmer Holdings (-9% prior to being sold). The Fund's overweighted posture in this industry also adversely impacted performance, as it was among the weaker-performing groups in the benchmark Index. In the Pharmaceuticals, Biotechnology & Life Sciences industry, one of the strongest-performing areas of the S&P 500 Index during the fiscal year, the Fund's investment results were impacted primarily by tepid performance from Genentech, which was a major position throughout the reporting period. Genentech's stock price declined about -2%. That result compared quite unfavorably to the benchmark Index's industry group return, which was +12%.

- **Consumer Durables & Apparel:** Within this industry group, the Fund's homebuilding positions were particularly weak during the reporting period, falling by -35% in aggregate. Based on their price deterioration during the fiscal year, homebuilding stocks, in retrospect, appeared to have discounted a "hard landing" for the industry. The Fund's holdings in this area included KB Home (-39%), Toll Brothers (-49% prior to being sold), Lennar Corp. Class A (-23%), and MDC Corp. (-19% prior to being sold).

- **Retailing:** Echoing the performance of homebuilders mentioned above, home improvement retailers Lowe's Cos. (-13%) and The Home Depot, Inc. (-14% prior to being sold) were weak performers for the Fund.

- **Energy:** Stock selection within this sector detracted materially from the Fund's performance. Specific individual holdings that impacted performance included Peabody Energy Corporation (-31%), whose principal activity is coal mining, Halliburton (-16%), an oil equipment and services provider, and Exxon Mobil Corporation (-11% prior to being sold).

- **Technology Hardware & Equipment:** QUALCOMM, Inc., a provider of digital wireless telecommunications products and services, declined -17% prior to being sold.

On the positive side of the performance ledger, there were several areas of strength for the Fund during the reporting period, including:

- **Diversified Financials:** The Fund's positions in this industry group gained 34%, led by UBS AG (+47%), Lehman Brothers Holdings (+28%), Goldman Sachs Group (+40%), and Chicago Mercantile Exchange Holdings, the world's largest electronic trading platform (+30% prior to being sold).

- **Technology Software & Services:** Google rose 26% prior to being sold.

- **Consumer Services:** Hotel/casino operators performed well overall including Wynn Resorts, Ltd. (+51%) and Las Vegas Sands Corp. (+37%).

- **Transportation:** The Fund's transportation-related holdings rose 25% in aggregate during the reporting period. More specifically, FedEx Corp. (+25%), Burlington Northern Santa Fe (+24%), and Union Pacific Corp. (+25%) had solid gains during the reporting period.

- **Capital Goods:** The Fund's holdings in this industry gained 19%, collectively, during the fiscal year. These included aerospace/defense companies Lockheed Martin (+43%) and General Dynamics (+22%), as well as Caterpillar, Inc. (+14%).

FISCAL YEAR-END INVESTMENT POSTURE

As of September 30, 2006, the Focus and Growth Fund's primary economic sector allocations were in Consumer Discretionary, Financials, Industrials, and Health Care.

Sincerely,

THOMAS F. MARSICO
PORTFOLIO MANAGER

[1] Total returns are based on net change in NAV assuming reinvestment of distributions. A redemption fee of 2% may be imposed on redemptions or exchanges of Fund shares owned for 30 days or less. Please see the prospectus for more information.

FUND OVERVIEW SEPTEMBER 30, 2006

The Focus Fund invests primarily in the common stocks of large companies, normally a core position of 20–30 common stocks that are selected for their long-term growth potential.

PERFORMANCE COMPARISON

	One Year (10/1/05 – 9/30/06)	Five Year Average Annual (10/1/01 – 9/30/06)	Average Annual Since Inception (12/31/97 – 9/30/06)
Marsico Focus Fund	4.24%	8.26%	8.51%
S&P 500 Index	10.79%	6.96%	5.35%

NET ASSETS

9/30/06 $4,616,454,662

NET ASSET VALUE

Net Asset Value Per Share $18.19

TOP FIVE HOLDINGS

UnitedHealth Group, Inc.	7.81%
Genentech, Inc.	5.49
The Goldman Sachs Group, Inc.	5.25
UBS AG	4.91
Burlington Northern Santa Fe Corporation	4.36

GROWTH OF $10,000[1]

$20,425

$15,776

Legend: Marsico Focus Fund | S&P 500 Index

X-axis: 12/31/1997, 3/31/1998, 9/30/1998, 3/31/1999, 9/30/1999, 3/31/2000, 9/30/2000, 3/31/2001, 9/30/2001, 3/31/2002, 9/30/2002, 3/31/2003, 9/30/2003, 3/31/2004, 9/30/2004, 3/31/2005, 9/30/2005, 3/31/2006, 9/30/2006

SECTOR ALLOCATION[2]

Consumer Cyclical	22.99%
Consumer Non-Cyclical	22.72
Financials	21.45
Industrials	15.61
Communications	8.92
Technology	4.79
Energy	3.52

The performance data quoted here represent past performance, and past performance is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. To obtain performance information current to the most recent month-end, please call 888-860-8686 or visit www.marsicofunds.com. A redemption fee may be imposed on redemptions or exchanges of Fund shares held for 30 days or less.

The performance included in the table and graph does not reflect the deduction of taxes on Fund distributions or the redemption of Fund shares.

[1] This chart assumes an initial investment of $10,000 made on December 31, 1997 (inception). Total returns are based on net change in NAV, assuming reinvestment of distributions.

[2] Sector weightings represent the percentage of the Fund's equity investments in certain general sectors. These sectors may include more than one industry. The Fund's portfolio composition is subject to change at any time.

SCHEDULE OF INVESTMENTS SEPTEMBER 30, 2006

	Number of Shares	Value	Percent of Net Assets
COMMON STOCKS			
Aerospace/Defense			
Lockheed Martin Corporation	1,603,360	$137,985,162	2.99%
Aerospace/Defense - Equipment			
United Technologies Corporation	633,821	40,152,560	0.87
Automotive - Cars/Light Trucks			
Toyota Motor Corporation ADR	1,482,751	161,471,584	3.50
Beverages - Non-Alcoholic			
PepsiCo, Inc.	1,051,721	68,635,312	1.49
Building - Residential/Commercial			
Lennar Corporation - Cl. A	1,646,640	74,510,460	1.61
Cable TV			
Comcast Corporation - Cl. A*	5,010,175	184,624,949	4.00
Casino Hotels			
Las Vegas Sands Corp.*	1,780,479	121,695,740	2.63
MGM MIRAGE*	3,023,668	119,404,649	2.59
Wynn Resorts Ltd.*	1,633,932	111,123,715	2.41
		352,224,104	7.63
Cosmetics & Toiletries			
The Procter & Gamble Company	3,156,641	195,648,609	4.24
Electronic Components - Semiconductors			
Advanced Micro Devices, Inc.*	2,578,679	64,080,173	1.39
Texas Instruments, Inc.	4,175,698	138,841,959	3.01
		202,922,132	4.40
Finance - Investment Banker/Broker			
The Goldman Sachs Group, Inc.	1,432,175	242,281,045	5.25
Lehman Brothers Holdings, Inc.	2,081,690	153,753,623	3.33
UBS AG	3,826,172	226,930,261	4.91
		622,964,929	13.49
Finance - Multi-line Insurance			
Genworth Financial, Inc. - Cl. A	3,164,698	110,796,077	2.40
Hotels & Motels			
Four Seasons Hotels, Inc.	825,883	52,732,630	1.14

	Number of Shares	Value	Percent of Net Assets
COMMON STOCKS continued			
Machinery - Construction/Mining			
Caterpillar, Inc.	1,401,498	$92,218,568	2.00%
Medical - Biomedical/Genetic			
Genentech, Inc.*	3,063,682	253,366,502	5.49
Genzyme Corporation*	1,263,750	85,265,213	1.85
		338,631,715	7.34
Medical - HMO			
UnitedHealth Group, Inc.	7,325,111	360,395,461	7.81
Networking Products			
Cisco Systems, Inc.*	4,982,400	114,595,200	2.48
Oil - Field Services			
Schlumberger Ltd.	2,405,594	149,218,996	3.23
REITs - Warehouse/Industrial			
ProLogis	663,586	37,864,217	0.82
Retail - Building Products			
Lowe's Companies, Inc.	4,838,453	135,766,991	2.94
Retail - Discount			
Target Corporation	1,540,220	85,097,155	1.84
Retail - Restaurants			
Starbucks Corporation*	3,315,280	112,885,284	2.44
Super-Regional Banks - U.S.			
Wells Fargo & Company	3,806,954	137,735,596	2.98
Transportation - Rail			
Burlington Northern Santa Fe Corporation	2,738,545	201,118,745	4.36
Transportation - Services			
FedEx Corporation	1,753,268	190,545,166	4.13
Wireless Equipment			
Motorola, Inc.	3,166,705	79,167,625	1.71
Total Common Stocks (cost $3,355,381,274)		4,239,909,227	91.84

* Non-income producing.

See notes to financial statements.

SCHEDULE OF INVESTMENTS SEPTEMBER 30, 2006

	Number of Shares	Value	Percent of Net Assets
SHORT-TERM INVESTMENTS			
SSgA Prime Money Market Fund, 5.17%	208,003,440	208,003,440	4.51
SSgA Money Market Fund, 4.99%	184,860,064	184,860,064	4.00
Federal Home Loan Bank Discount Notes, 4.40%, 10/2/06	43,500,000	43,494,683	0.94
Total Short-Term Investments			
(cost $436,358,187)		436,358,187	9.45
Total Investments			
(cost $3,791,739,461)		4,676,267,414	101.29
Liabilities Less Cash and Other Assets		(59,812,752)	(1.29)
NET ASSETS		**$4,616,454,662**	**100.00%**

STATEMENT OF ASSETS AND LIABILITIES
SEPTEMBER 30, 2006

(Amounts in thousands)

ASSETS	
Investments, at value (cost $3,791,739)	$4,676,267
Receivable for capital stock sold	3,717
Interest and dividends receivable	4,234
Prepaid expenses and other assets	886
Total Assets	**4,685,104**

LIABILITIES	
Payable for investments purchased	60,457
Payable for capital stock redeemed	3,238
Accrued investment advisory fee	3,031
Accrued distribution fee	341
Accrued trustees' fees	910
Accrued expenses and other liabilities	672
Total Liabilities	**68,649**
NET ASSETS	**$4,616,455**

NET ASSETS CONSIST OF	
Paid-in-capital	$3,672,423
Accumulated net investment loss	(802)
Accumulated net realized gain on investments and foreign currency transactions	60,151
Net unrealized appreciation on investments	884,683
NET ASSETS	**$4,616,455**

SHARES OUTSTANDING, $0.001 par value
(Unlimited shares authorized)   253,787

NET ASSET VALUE, REDEMPTION PRICE, AND OFFERING PRICE PER SHARE (NET ASSETS/SHARES OUTSTANDING)*   **$18.19**

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

(Amounts in thousands)

INVESTMENT INCOME	
Interest	$14,908
Dividends (net of $835 of non-reclaimable foreign withholding taxes)	31,922
Total Investment Income	**46,830**

EXPENSES	
Investment advisory fees	35,163
Distribution fees	10,721
Transfer agent fees and expenses	4,419
Printing and postage expenses	916
Custody and fund accounting fees	504
Fund administration fees	362
Federal and state registration fees	300
Professional fees	278
Trustees' fees and expenses	225
Miscellaneous	218
Total expenses	**53,106**
Less expenses paid indirectly	(666)
Net Expenses	**52,440**
NET INVESTMENT LOSS	**(5,610)**

REALIZED AND UNREALIZED GAIN	
Net realized gain on investments	241,639
Net realized loss on foreign currency transactions	—[1]
Change in unrealized appreciation/ depreciation on investments and foreign currency translations	(83,235)
Net Gain on Investments	158,404
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	**$152,794**

---

* Non-income producing.

See notes to financial statements.

* Not in thousands.

[1] Less than $1,000.

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

(Amounts in thousands)	Year Ended 9/30/06	Year Ended 9/30/05
OPERATIONS		
Net investment loss	$(5,610)	$(6,052)
Net realized gain on investments	241,639	116,499
Net realized gain on options written	—	1,524
Net realized gain (loss) on foreign currency transactions	—[1]	1,037
Change in unrealized appreciation/depreciation on investments and foreign currency translations	(83,235)	418,080
Net increase in net assets resulting from operations	152,794	531,088
CAPITAL SHARE TRANSACTIONS		
Proceeds from sale of shares	1,548,292	978,811
Redemption fees	64	29
Redemption of shares	(824,886)	(665,059)
Net increase from capital share transactions	723,470	313,781
TOTAL INCREASE IN NET ASSETS	**876,264**	**844,869**
NET ASSETS		
Beginning of period	3,740,191	2,895,322
End of period	**$4,616,455**	**$3,740,191**
Accumulated net investment loss	(802)	(700)
TRANSACTIONS IN SHARES		
Shares sold	85,019	60,431
Shares redeemed	(45,617)	(41,224)
Net increase	39,402	19,207

[1] Less than $1,000.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

For a Fund Share Outstanding Throughout the Period.	Year Ended 9/30/06	Year Ended 9/30/05	Year Ended 9/30/04	Year Ended 9/30/03	Year Ended 9/30/02
NET ASSET VALUE, BEGINNING OF PERIOD	**$17.45**	**$14.83**	**$13.49**	**$11.68**	**$12.27**
INCOME FROM INVESTMENT OPERATIONS					
Net investment loss	(0.02)	(0.03)	(0.05)	(0.03)	(0.08)
Net realized and unrealized gains (losses) on investments	0.76	2.65	1.39	1.84	(0.47)
Total from investment operations	0.74	2.62	1.34	1.81	(0.55)
DISTRIBUTIONS & OTHER					
Net realized gains	—	—	—	—	—
Tax return of capital	—	—	—	—	(0.04)
Redemption fees [See Note 2(i)]	—[1]	—[1]	—[1]	—	—
Total distributions & other	—	—	—	—	(0.04)
NET ASSET VALUE, END OF PERIOD	**$18.19**	**$17.45**	**$14.83**	**$13.49**	**$11.68**
TOTAL RETURN	**4.24%**	**17.67%**	**9.93%**	**15.50%**	**(4.50)%**
SUPPLEMENTAL DATA AND RATIOS					
Net assets, end of period (000s)	$4,616,455	$3,740,191	$2,895,322	$2,282,113	$1,274,068
Ratio of expenses to average net assets, before expenses paid indirectly	1.24%	1.25%	1.30%	1.34%	1.35%
Ratio of net investment loss to average net assets, net of expenses paid indirectly	(0.13)%	(0.18)%	(0.36)%	(0.54)%	(0.64)%
Ratio of net investment loss to average net assets, before expenses paid indirectly	(0.15)%	(0.21)%	(0.40)%	(0.59)%	(0.68)%
Portfolio turnover rate	80%	84%	84%	90%	117%

[1] Less than $0.01.

See notes to financial statements.

MARSICO GROWTH FUND

FUND OVERVIEW SEPTEMBER 30, 2006

The Growth Fund invests primarily in the common stocks of large companies that are selected for their long-term growth potential. The Growth Fund will normally hold a core position of between 35 and 50 common stocks.

PERFORMANCE COMPARISON

	One Year (10/1/05 – 9/30/06)	Five Year Average Annual (10/1/01 – 9/30/06)	Average Annual Since Inception (12/31/97 – 9/30/06)
Marsico Growth Fund	2.87%	7.95%	7.94%
S&P 500 Index	10.79%	6.96%	5.35%

NET ASSETS

9/30/06 $2,550,640,917

NET ASSET VALUE

Net Asset Value Per Share $18.61

TOP FIVE HOLDINGS

UnitedHealth Group, Inc.	6.49%
The Goldman Sachs Group, Inc.	5.37
Genentech, Inc.	5.06
UBS AG	4.54
The Procter & Gamble Company	4.35

SECTOR ALLOCATION[2]

Consumer Non-Cyclical	26.71%
Financials	20.09
Industrials	19.86
Consumer Cyclical	19.65
Communications	8.59
Energy	3.36
Technology	1.30
Basic Materials	0.44

GROWTH OF $10,000[1]



Marsico Growth Fund $19,507
S&P 500 Index $15,776

The performance data quoted here represent past performance, and past performance is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. To obtain performance information current to the most recent month-end, please call 888-860-8686 or visit www.marsicofunds.com. A redemption fee may be imposed on redemptions or exchanges of Fund shares owned for 30 days or less.

The performance included in the table and graph does not reflect the deduction of taxes on Fund distributions or the redemption of Fund shares.

[1] This chart assumes an initial investment of $10,000 made on December 31, 1997 (inception). Total returns are based on net change in NAV, assuming reinvestment of distributions.

[2] Sector weightings represent the percentage of the Fund's equity investments in certain general sectors. These sectors may include more than one industry. The Fund's portfolio composition is subject to change at any time.

SCHEDULE OF INVESTMENTS SEPTEMBER 30, 2006

COMMON STOCKS	Number of Shares	Value	Percent of Net Assets
Aerospace/Defense			
General Dynamics Corporation	1,095,705	$78,529,177	3.08%
Lockheed Martin Corporation	896,229	77,129,468	3.02
		155,658,645	6.10
Aerospace/Defense - Equipment			
United Technologies Corporation	670,120	42,452,102	1.66
Agricultural Chemicals			
Monsanto Company	1,032,673	48,545,958	1.90
Agricultural Operations			
Archer Daniels Midland Company	1,018,169	38,568,242	1.51
Automotive - Cars/Light Trucks			
Toyota Motor Corporation ADR	443,860	48,336,354	1.90
Beverages - Non-Alcoholic			
PepsiCo, Inc.	188,086	12,274,492	0.48
Brewery			
Heineken N.V. ADR	1,031,746	23,575,396	0.92
Building - Residential/Commercial			
KB Home	536,089	23,480,698	0.92
Lennar Corporation - Cl. A	478,490	21,651,673	0.85
		45,132,371	1.77
Cable TV			
Comcast Corporation - Cl. A*	2,834,281	104,443,255	4.09
Casino Hotels			
Las Vegas Sands Corp.*	683,162	46,694,123	1.83
MGM MIRAGE*	1,243,503	49,105,933	1.93
Station Casinos, Inc.	322,311	18,639,245	0.73
Wynn Resorts Ltd.*	791,390	53,822,434	2.11
		168,261,735	6.60
Cellular Telecommunications			
America Movil S.A. de C.V. ADR	941,379	37,062,091	1.45
Coal			
Peabody Energy Corporation	631,477	23,225,724	0.91
Cosmetics & Toiletries			
The Procter & Gamble Company	1,788,616	110,858,420	4.35

COMMON STOCKS continued	Number of Shares	Value	Percent of Net Assets
Electronic Components - Semiconductors			
Texas Instruments, Inc.	946,537	$31,472,355	1.23%
Finance - Investment Banker/Broker			
The Goldman Sachs Group, Inc.	809,912	137,012,813	5.37
Lehman Brothers Holdings, Inc.	1,154,756	85,290,278	3.35
UBS AG	1,954,042	115,894,231	4.54
		338,197,322	13.26
Finance - Multi-line Insurance			
Genworth Financial, Inc. - Cl. A	579,292	20,281,013	0.80
Hotels & Motels			
Four Seasons Hotels, Inc.	336,417	21,480,226	0.84
Industrial Gases			
Air Products and Chemicals, Inc.	61,359	4,072,397	0.16
Praxair, Inc.	111,579	6,601,013	0.26
		10,673,410	0.42
Machinery - Construction/Mining			
Caterpillar, Inc.	728,611	47,942,604	1.88
Medical - Biomedical/Genetic			
Genentech, Inc.*	1,561,111	129,103,880	5.06
Genzyme Corporation*	521,223	35,166,916	1.38
		164,270,796	6.44
Medical - Drugs			
Abbott Laboratories	672,041	32,634,311	1.28
Medical - HMO			
UnitedHealth Group, Inc.	3,364,267	165,521,936	6.49
Medical Labs & Testing Services			
Quest Diagnostics, Inc.	221,339	13,537,093	0.53
Networking Products			
Cisco Systems, Inc.*	1,674,035	38,502,805	1.51
Oil - Field Services			
Halliburton Company	280,256	7,973,283	0.31
Schlumberger Ltd.	811,460	50,334,864	1.98
		58,308,147	2.29
Property/Casualty Insurance			
The Progressive Corporation	825,200	20,250,408	0.79

* Non-income producing.

See notes to financial statements.

MARSICO GROWTH FUND

SCHEDULE OF INVESTMENTS SEPTEMBER 30, 2006

COMMON STOCKS continued	Number of Shares	Value	Percent of Net Assets
Real Estate Management/Services			
CB Richard Ellis Group, Inc. - Cl. A*	135,319	$3,328,847	0.13%
Real Estate Operating/Development			
The St. Joe Company	317,602	17,426,822	0.68
REITs - Mortgage			
KKR Financial Corporation	451,399	11,077,331	0.44
Retail - Building Products			
Lowe's Companies, Inc.	2,237,315	62,779,059	2.46
Retail - Discount			
Target Corporation	669,498	36,989,765	1.45
Retail - Drug Stores			
Walgreen Co.	143,434	6,367,035	0.25
Retail - Restaurants			
Starbucks Corporation*	1,140,379	38,829,905	1.52
Yum! Brands, Inc.	930,820	48,449,181	1.90
		87,279,086	3.42
Super-Regional Banks - U.S.			
Wells Fargo & Company	2,118,888	76,661,368	3.01
Therapeutics			
Amylin Pharmaceuticals, Inc.*	866,156	38,171,495	1.50
Transportation - Rail			
Burlington Northern Santa Fe Corporation	1,301,365	95,572,246	3.75
Union Pacific Corporation	639,856	56,307,328	2.21
		151,879,574	5.96
Transportation - Services			
FedEx Corporation	771,300	83,824,884	3.29
Wireless Equipment			
Motorola, Inc.	1,136,582	28,414,550	1.11
Total Common Stocks (cost $1,990,157,181)		2,425,667,027	95.10

SHORT-TERM INVESTMENTS	Number of Shares	Value	Percent of Net Assets
SSgA Prime Money Market Fund, 5.17%	91,581,697	$91,581,697	3.59%
SSgA Money Market Fund, 4.99%	1	1	0.00
Total Short-Term Investments (cost $91,581,698)		91,581,698	3.59
Total Investments (cost $2,081,738,879)		2,517,248,725	98.69
Cash and Other Assets Less Liabilities		33,392,192	1.31
NET ASSETS		$2,550,640,917	100.00%

STATEMENT OF ASSETS AND LIABILITIES
SEPTEMBER 30, 2006

(Amounts in thousands)

ASSETS	
Investments, at value (cost $2,081,739)	$2,517,249
Receivable for investments sold	33,737
Receivable for capital stock sold	2,692
Interest and dividends receivable	1,645
Prepaid expenses and other assets	471
Total Assets	**2,555,794**

LIABILITIES	
Payable for capital stock redeemed	2,056
Accrued investment advisory fee	1,754
Accrued distribution fee	349
Accrued trustees' fees	470
Accrued expenses and other liabilities	524
Total Liabilities	**5,153**
NET ASSETS	**$2,550,641**

NET ASSETS CONSIST OF	
Paid-in-capital	$2,142,105
Accumulated net investment loss	(416)
Accumulated net realized loss on investments and foreign currency transactions	(26,634)
Net unrealized appreciation on investments and foreign currency translations	435,586
NET ASSETS	**$2,550,641**
SHARES OUTSTANDING, $0.001 par value (Unlimited shares authorized)	137,057
NET ASSET VALUE, REDEMPTION PRICE, AND OFFERING PRICE PER SHARE (NET ASSETS/SHARES OUTSTANDING)*	$18.61

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

(Amounts in thousands)

INVESTMENT INCOME	
Interest	$4,411
Dividends (net of $332 of non-reclaimable foreign withholding taxes)	19,007
Total Investment Income	**23,418**

EXPENSES	
Investment advisory fees	20,132
Distribution fees	5,921
Transfer agent fees and expenses	2,107
Printing and postage expenses	454
Custody and fund accounting fees	318
Fund administration fees	266
Federal and state registration fees	222
Professional fees	161
Trustees' fees and expenses	121
Miscellaneous	119
Total expenses	**29,821**
Less expenses paid indirectly	(253)
Net Expenses	**29,568**
NET INVESTMENT LOSS	**(6,150)**

REALIZED AND UNREALIZED GAIN	
Net realized gain on investments	93,450
Net realized loss on foreign currency transactions	—[1]
Change in unrealized appreciation/ depreciation on investments and foreign currency translations	(30,092)
Net Gain on Investments	63,358
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	**$57,208**

* Non-income producing.

See notes to financial statements.

* Not in thousands.

[1] Less than $1,000.

See notes to financial statements.

GROWTH MARSICO GROWTH FUND

STATEMENTS OF CHANGES IN NET ASSETS

(Amounts in thousands)	Year Ended 9/30/06	Year Ended 9/30/05
OPERATIONS		
Net investment loss	$(6,150)	$(2,427)
Net realized gain on investments	93,450	13,226
Net realized gain on options written	—	42
Net realized gain (loss) on foreign currency transactions	—[1]	1,037
Change in unrealized appreciation/depreciation on investments and foreign currency translations	(30,092)	201,230
Net increase in net assets resulting from operations	57,208	213,108
CAPITAL SHARE TRANSACTIONS		
Proceeds from sale of shares	959,936	834,350
Redemption fees	71	85
Redemption of shares	(592,242)	(285,300)
Net increase from capital share transactions	367,765	549,135
TOTAL INCREASE IN NET ASSETS	**424,973**	**762,243**
NET ASSETS		
Beginning of period	2,125,668	1,363,425
End of period	**$2,550,641**	**$2,125,668**
Accumulated net investment loss	(416)	(338)
TRANSACTIONS IN SHARES		
Shares sold	51,358	48,520
Shares redeemed	(31,795)	(16,522)
Net increase	**19,563**	**31,998**

[1] Less than $1,000.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

For a Fund Share Outstanding Throughout the Period.	Year Ended 9/30/06	Year Ended 9/30/05	Year Ended 9/30/04	Year Ended 9/30/03	Year Ended 9/30/02
NET ASSET VALUE, BEGINNING OF PERIOD	**$18.09**	**$15.95**	**$14.09**	**$11.88**	**$12.71**
INCOME FROM INVESTMENT OPERATIONS					
Net investment loss	(0.04)	(0.02)	(0.04)	(0.07)	(0.04)
Net realized and unrealized gains (losses) on investments	0.56	2.16	1.90	2.28	(0.77)
Total from investment operations	0.52	2.14	1.86	2.21	(0.81)
DISTRIBUTIONS & OTHER					
Net realized gains	—	—	—	—	—
Tax return of capital	—	—	—	—	(0.02)
Redemption fees [See Note 2(i)]	—[1]	—[1]	—[1]	—	—
Total distributions & other	—	—	—	—	(0.02)
NET ASSET VALUE, END OF PERIOD	**$18.61**	**$18.09**	**$15.95**	**$14.09**	**$11.88**
TOTAL RETURN	**2.87%**	**13.42%**	**13.20%**	**18.60%**	**(6.42)%**
SUPPLEMENTAL DATA AND RATIOS					
Net assets, end of period (000s)	$2,550,641	$2,125,668	$1,363,425	$789,220	$641,974
Ratio of expenses to average net assets, before expenses paid indirectly	1.26%	1.26%	1.30%	1.38%	1.37%
Ratio of net investment loss to average net assets, net of expenses paid indirectly	(0.26)%	(0.14)%	(0.34)%	(0.62)%	(0.49)%
Ratio of net investment loss to average net assets, before expenses paid indirectly	(0.27)%	(0.16)%	(0.38)%	(0.67)%	(0.52)%
Portfolio turnover rate	59%	73%	73%	91%	111%

[1] Less than $0.01.

See notes to financial statements.

INVESTMENT REVIEW BY CORY GILCHRIST (UNAUDITED)

The 21st Century Fund outperformed its primary benchmark Index, as well as certain other pertinent indices, for the one-year period ended September 30, 2006. The 21st Century Fund had a total return of 15.10%. For comparative purposes, the S&P 500 Index (which we consider to be the Fund's primary benchmark Index), the Russell 3000 Index (a proxy for the performance of all publicly-traded US stocks, including smaller capitalization companies), and the NASDAQ Composite Index (which is comprised primarily of technology-related companies) had total returns of 10.79%, 10.22%, and 5.84%, respectively, for the one-year period ended September 30, 2006. Please see the Fund Overview for more detailed information about the Fund's longer-term performance for various periods ended September 30, 2006.

The performance data for the Fund quoted here represent past performance, and past performance is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. To obtain performance information current to the most recent month-end, please call 888-860-8686 or visit www.marsicofunds.com.[1]

You should keep in mind that our views on all investments discussed in this report are subject to change at any time and references to specific securities, industries, and sectors discussed in this report are not recommendations to purchase or sell the securities, and that the Fund may not necessarily hold these securities today. Please see the accompanying Schedule of Investments for the percentage of the Fund's portfolio represented by the securities or industries mentioned in this report.

The primary areas that contributed to the Fund's outperformance for the fiscal year ended September 30, 2006 included:

- **Consumer Services:** The Fund's positions in this industry group rose 28% in aggregate during the reporting period, led by hotel/casino operators Las Vegas Sands Corp. (+108%) and Wynn Resorts, Ltd. (+51%).
- **Diversified Financials:** This area buoyed the Fund's performance considerably, as the Fund's holdings in the industry group had a collective gain of 46%. These

positions included UBS AG (+44%), Chicago Mercantile Exchange Holdings (+30% prior to being sold), Jefferies Group (+33%), Investors Financial Services (+35% prior to being sold), and Banco Itaú Holding Financiera SA, a Brazil-based provider of banking-related services, including investment banking, consumer credit, foreign exchange, securities brokerage, investment fund management, and insurance (+16%).

- **Industrials:** Performance was helped by a variety of holdings in the Industrials sector. Transportation-related positions had an aggregate return of 23% during the reporting period, led by railroad operator Burlington Northern Santa Fe (+24%), and Expeditors International of Washington, a global logistic services company operating in airfreight, ocean freight, and customs brokerage and import services (+30% prior to being sold). FedEx Corporation was another strong-performing holding, rising 17% prior to being sold. The Fund's holdings in the Capital Goods industry also had solid overall gains, including Caterpillar, Inc. (+25% prior to being sold), General Dynamics Corp. (+23%), and Joy Global, Inc., a mining equipment manufacturer (+26% prior to being sold). The Fund further benefited from its generally overweighted posture in the Transportation and Capital Goods industries. These groups were among the best-performing areas in the benchmark S&P 500 Index, posting gains of 16% and 12%, respectively, in the Index during the fiscal year.

- **Technology Software & Services:** A position in Google, Inc. rose 26% prior to being sold.

- **Retailing:** In an overall difficult operating environment for many retailers, the Fund's positions performed very well, generating an aggregate return of 25% during the one-year period ended September 30, 2006. In particular, Nordstrom, Inc., an apparel retailer, rose 21%, and Gymboree, an apparel retailer focused on children and women, gained 34%.

Other factors that had a material positive impact on performance included Media-related holdings (e.g., Cablevision Systems), and an underweighted posture, on average, in the Energy sector, which had the lowest sector-level return in the S&P 500 Index for the one-year fiscal period ended September 30, 2006.

There were a few areas of "softness" for the Fund during the fiscal year, including:

- **Real Estate:** The Fund's stock selection in this industry was, plainly speaking, off-target. The Fund's real estate-related positions, which were a significant area of investment emphasis during the reporting period, essentially "marked time," with a collective return of -0.2%. Meanwhile, the benchmark Index's industry group, which was largely comprised by strong-performing real estate investment trusts, gained 28%. Clearly, there was plenty of blame to go around with regard to the Fund's holdings in this industry. The most significant detractors included The St. Joe Company, a Florida-based land developer (-11%), Government Properties Trust, Inc., a self-administered real estate investment trust (-3%), and CB Richard Ellis Group, a real estate holding and development company (+13%) (although the latter position did have a solid absolute return, it still trailed the benchmark Index's industry gain by a considerable margin).

- **Health Care Equipment & Services:** The Fund's holdings in this industry were a major "blemish" on performance, with a collective return of -26% during the reporting period. The primary "problem stocks" for the Fund included managed health care providers Aetna US Healthcare (-21% prior to being sold) and UnitedHealth Group, Inc. (-12%). Foxhollow Technologies, Inc., a medical device company focused on the treatment of peripheral artery disease, fell -23% prior to being sold.

- **Homebuilders:** Weakness abounded in homebuilders' stock prices during the fiscal year. The Fund's position in luxury homebuilder Toll Brothers (-32% prior to being sold), had a material negative impact on performance.

- **Banks:** Performance for the fiscal year was hurt in two dimensions with respect to the Fund's banking-related positions. First, the Fund's stock selection, in general, left something to be desired. The Fund's industry holdings had a collective return of -11% during the reporting period, which was far behind the benchmark Index's industry return of 21%. In particular, positions that impacted performance included ICICI Bank, Ltd., an Indian commercial bank (-10% prior to being sold) and UCBH Holdings, Inc., a regional commercial bank focused on providing a variety of financial services to the Chinese community, among others in California (-6% prior to being sold). In addition, the Fund's decision to maintain, on average, an underweighted posture (as compared to the S&P 500 Index) in the Banking industry created an opportunity cost for the Fund, as the group was among the top-performing areas of the Index.

- **Technology Hardware & Equipment:** A position in QUALCOMM, Inc. (-24% prior to being sold) negatively impacted performance.

The Fund has tended to have a relatively high portfolio turnover level because of its investment style. Although the Fund may hold core positions for some time, it may change its portfolio composition quickly to take advantage of new opportunities, or to address issues affecting particular holdings.

FISCAL YEAR-END INVESTMENT POSTURE

As of September 30, 2006, the Fund's holdings primarily emphasized four economic sectors: Financials, Consumer Discretionary, Health Care, and Industrials. The Fund had little or no investment in Energy, Materials, Telecommunications Services, and Utilities.

Sincerely,

CORYDON J. GILCHRIST, CFA

PORTFOLIO MANAGER

---

[1] Total returns are based on net change in NAV assuming reinvestment of distributions. For the period prior to March 31, 2004, the performance returns for the 21st Century Fund reflect a fee waiver in effect; in the absence of such a waiver, the returns would have been reduced. For the period beginning April 2004 through January 2005, performance returns for the 21st Century Fund would have been higher but for the reimbursement of fees waived previously. A redemption fee of 2% may be imposed on redemptions or exchanges of Fund shares owned for 30 days or less. Please see the prospectus for more information.

MARSICO 21ST CENTURY FUND

FUND OVERVIEW SEPTEMBER 30, 2006

The 21st Century Fund invests primarily in common stocks that are selected for their long-term growth potential. The Fund may invest in companies of any size, and will normally hold a core position of between 35 and 50 common stocks.

PERFORMANCE COMPARISON

	One Year (10/1/05 – 9/30/06)	Five Year Average Annual (10/1/01 – 9/30/06)	Average Annual Since Inception (2/1/00 – 9/30/06)
Marsico 21st Century Fund	15.10%	17.28%[1]	5.06%[1]
S&P 500 Index	10.79%	6.96%	0.98%

NET ASSETS

9/30/06	$871,458,871

NET ASSET VALUE

Net Asset Value Per Share	$13.89

TOP FIVE HOLDINGS

UnitedHeath Group, Inc.	4.91%
UBS AG	4.59
Station Casinos, Inc.	4.54
Amylin Pharmaceuticals, Inc.	4.31
Cisco Systems, Inc.	3.84

SECTOR ALLOCATION[3]

Financials	31.70%
Consumer Non-Cyclical	22.97
Consumer Cyclical	17.32
Industrials	15.09
Communications	9.77
Technology	3.15

GROWTH OF $10,000[1][2]


$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
$9,000
$8,000
$7,000
$13,892
$10,673
2/01/2000
3/31/2000
9/30/2000
3/31/2001
9/30/2001
3/31/2002
9/30/2002
3/31/2003
9/30/2003
3/31/2004
9/30/2004
3/31/2005
9/30/2005
3/31/2006
9/30/2006
Marsico 21st Century Fund
S&P 500 Index

The performance data quoted here represent past performance, and past performance is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. To obtain performance information current to the most recent month-end, please call 888-860-8686 or visit www.marsicofunds.com. A redemption fee may be imposed on redemptions or exchanges of Fund shares owned for 30 days or less.

The performance included in the table and graph does not reflect the deduction of taxes on Fund distributions or the redemption of Fund shares.

[1] The performance returns for the 21st Century Fund (for the period prior to March 31, 2004) reflect a fee waiver in effect; in the absence of such a waiver, the returns would be reduced. For the period beginning April 2004 through January 2005, performance returns for the 21st Century Fund would be higher but for the reimbursement of fees waived previously.

[2] This chart assumes an initial investment of $10,000 made on February 1, 2000 (inception). Total returns are based on net change in NAV, assuming reinvestment of distributions.

[3] Sector weightings represent the percentage of the Fund's equity investments in certain general sectors. These sectors may include more than one industry. The Fund's portfolio composition is subject to change at any time.

SCHEDULE OF INVESTMENTS SEPTEMBER 30, 2006

COMMON STOCKS	Number of Shares	Value	Percent of Net Assets
Aerospace/Defense			
General Dynamics Corporation	371,754	$26,643,609	3.06%
Aerospace/Defense - Equipment			
DRS Technologies, Inc.	495,911	21,656,433	2.49
United Technologies Corporation	397,780	25,199,363	2.89
		46,855,796	5.38
Apparel Manufacturers			
The Gymboree Corporation	196,599	8,292,546	0.95
True Religion Apparel, Inc.*	240,567	5,078,369	0.58
		13,370,915	1.53
Brewery			
Heineken Holding N.V.	661,717	26,003,421	2.98
Cable TV			
Cablevision Systems Corporation - Cl. A*	969,515	22,017,686	2.53
Comcast Corporation - Cl. A*	510,885	18,826,112	2.16
		40,843,798	4.69
Casino Hotels			
Las Vegas Sands Corp.*	446,434	30,513,764	3.50
Station Casinos, Inc.	683,443	39,523,509	4.54
Wynn Resorts Ltd.*	411,790	28,005,838	3.21
		98,043,111	11.25
Commercial Banks - Non-US			
Banco Itaú Holding Financeira S.A. ADR	581,960	17,458,800	2.00
China Merchants Bank*	358,500	505,263	0.06
Erste Bank der oesterreichischen Sparkassen AG	188,707	11,749,141	1.35
		29,713,204	3.41
Cosmetics & Toiletries			
Bare Escentuals, Inc.*	181,336	4,923,272	0.56
Electronic Components - Semiconductors			
Texas Instruments, Inc.	769,223	25,576,665	2.93

COMMON STOCKS continued	Number of Shares	Value	Percent of Net Assets
Finance - Investment Banker/Broker			
Evercore Partners, Inc.*	87,743	$2,526,998	0.29%
The Goldman Sachs Group, Inc.	149,236	25,246,254	2.90
Jefferies Group, Inc.	537,031	15,305,384	1.75
UBS AG	668,309	39,977,219	4.59
		83,055,855	9.53
Finance - Multi-line Insurance			
Genworth Financial, Inc. - Cl. A	612,001	21,426,155	2.46
Food - Confectionery			
The Hershey Company	241,454	12,905,716	1.48
Internet Infrastructure Software			
Akamai Technologies, Inc.*	99,646	4,981,304	0.57
Investment Management/ Advisory Services			
Franklin Resources, Inc.	110,516	11,687,067	1.34
Medical - Biomedical/Genetic			
Diversa Corporation*	482,579	3,870,284	0.44
Genentech, Inc.*	205,063	16,958,710	1.95
Genzyme Corporation*	381,859	25,764,027	2.96
		46,593,021	5.35
Medical - Drugs			
Roche Holding AG	90,989	15,731,794	1.81
Medical - HMO			
UnitedHealth Group, Inc.	868,925	42,751,110	4.91
Miscellaneous Manufacturing			
American Railcar Industries, Inc.	353,734	10,297,197	1.18
Networking Products			
Cisco Systems, Inc.*	1,455,303	33,471,969	3.84
Real Estate Management/Services			
CB Richard Ellis Group, Inc. - Cl. A*	491,288	12,085,685	1.39
Real Estate Operating/Development			
The St. Joe Company	535,846	29,401,870	3.37

* Non-income producing.

See notes to financial statements.

SCHEDULE OF INVESTMENTS SEPTEMBER 30, 2006

	Number of Shares	Value	Percent of Net Assets
COMMON STOCKS continued			
REITs - Mortgage			
Crystal River Capital, Inc. 144A †	240,411	$5,335,585	0.61%
KKR Financial Corporation	806,719	19,796,884	2.27
Redwood Trust, Inc.	107,842	5,432,001	0.62
		30,564,470	3.50
REITs - Office Property			
Government Properties Trust, Inc.	445,914	4,022,144	0.46
REITs - Warehouse/Industrial			
ProLogis	196,460	11,210,008	1.29
Retail - Apparel/Shoe			
Nordstrom, Inc.	690,213	29,196,010	3.35
Super-Regional Banks - U.S.			
Wells Fargo & Company	669,406	24,219,109	2.78
Therapeutics			
Amylin Pharmaceuticals, Inc.*	852,008	37,547,993	4.31
Transportation - Rail			
Burlington Northern Santa Fe Corporation	390,956	28,711,809	3.30
Genesee & Wyoming, Inc. - Cl. A*	429,165	9,965,211	1.14
		38,677,020	4.44
Total Common Stocks (cost $730,048,957)		811,799,288	93.15

	Number of Shares	Value	Percent of Net Assets
SHORT-TERM INVESTMENTS			
SSgA Prime Money Market Fund, 5.17%	39,042,828	$39,042,828	4.48%
SSgA Money Market Fund, 4.99%	28,471,481	28,471,481	3.27
Total Short-Term Investments (cost $67,514,309)		67,514,309	7.75
Total Investments (cost $797,563,266)		879,313,597	100.90
Liabilities Less Cash and Other Assets		(7,854,726)	(0.90)
NET ASSETS		**$871,458,871**	**100.00%**

STATEMENT OF ASSETS AND LIABILITIES
SEPTEMBER 30, 2006

(Amounts in thousands)

ASSETS	
Investments, at value (cost $797,563)	$879,314
Receivable for capital stock sold	5,557
Interest and dividends receivable	679
Prepaid expenses and other assets	259
Total Assets	**885,809**

LIABILITIES	
Payable for investments purchased	12,668
Payable for capital stock redeemed	360
Accrued investment advisory fee	573
Accrued distribution fee	325
Accrued trustees' fees	293
Accrued expenses and other liabilities	131
Total Liabilities	**14,350**
NET ASSETS	**$871,459**

NET ASSETS CONSIST OF	
Paid-in-capital	$793,154
Accumulated net investment gain	352
Accumulated net realized loss on investments and foreign currency transactions	(3,861)
Net unrealized appreciation on investments	81,814
NET ASSETS	**$871,459**

SHARES OUTSTANDING, $0.001 par value (Unlimited shares authorized) — 62,730

NET ASSET VALUE, REDEMPTION PRICE, AND OFFERING PRICE PER SHARE (NET ASSETS/SHARES OUTSTANDING)* — **$13.89**

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

(Amounts in thousands)

INVESTMENT INCOME	
Interest	$2,732
Dividends (net of $124 of non-reclaimable foreign withholding taxes)	5,924
Total Investment Income	**8,656**

EXPENSES	
Investment advisory fees	4,802
Distribution fees	1,412
Transfer agent fees and expenses	645
Fund administration fees	167
Custody and fund accounting fees	155
Federal and state registration fees	124
Printing and postage expenses	111
Trustees' fees and expenses	46
Professional fees	36
Miscellaneous	28
Total expenses	**7,526**
Less expenses paid indirectly	(1)
Net Expenses	**7,525**
NET INVESTMENT INCOME	**1,131**

REALIZED AND UNREALIZED GAIN	
Net realized gain on investments	32,726
Net realized loss on foreign currency transactions	(215)
Change in unrealized appreciation/depreciation on investments and foreign currency translations	26,623
Net Gain on Investments	59,134
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	**$60,265**

* Non-income producing.

† Security valued at fair value as determined in good faith by Marsico Capital Management, LLC, investment adviser to the Fund, in accordance with procedures established by, and under the general supervision of, the Fund's Board of Trustees. The security was purchased on March 9, 2005 for $6,010,275 and is considered to be restricted and illiquid due to resale restrictions. At September 30, 2006, the value of the Fund's restricted and illiquid securities was 0.61% of net assets.

See notes to financial statements.

* Not in thousands.

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

(Amounts in thousands)	Year Ended 9/30/06	Year Ended 9/30/05
OPERATIONS		
Net investment income (loss)	$1,131	$(662)
Net realized gain on investments	32,726	14,704
Net realized gain (loss) on foreign currency transactions	(215)	405
Change in unrealized appreciation/depreciation on investments and foreign currency translations	26,623	30,495
Net increase in net assets resulting from operations	60,265	44,942
DISTRIBUTIONS		
Net investment income	(67)	—
Total distributions	(67)	—
CAPITAL SHARE TRANSACTIONS		
Proceeds from sale of shares	586,063	269,623
Proceeds from reinvestment of distributions	64	—
Redemption fees	138	35
Redemption of shares	(154,332)	(151,500)
Net increase from capital share transactions	431,933	118,158
TOTAL INCREASE IN NET ASSETS	**492,131**	**163,100**
NET ASSETS		
Beginning of period	379,328	216,228
End of period	**$871,459**	**$379,328**
Accumulated net investment gain (loss)	352	(135)
TRANSACTIONS IN SHARES		
Shares sold	42,721	23,590
Shares issued in reinvestment of distributions	5	—
Shares redeemed	(11,411)	(13,372)
Net increase	**31,315**	**10,218**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

For a Fund Share Outstanding Throughout the Period.	Year Ended 9/30/06	Year Ended 9/30/05	Year Ended 9/30/04	Year Ended 9/30/03	Year Ended 9/30/02
NET ASSET VALUE, BEGINNING OF PERIOD	**$12.07**	**$10.20**	**$8.74**	**$6.54**	**$6.26**
INCOME FROM INVESTMENT OPERATIONS					
Net investment gain (loss)	0.02	(0.01)	(0.04)	(0.04)	(0.08)
Net realized and unrealized gains on investments	1.80	1.88	1.50	2.23	0.36
Total from investment operations	1.82	1.87	1.46	2.19	0.28
DISTRIBUTIONS & OTHER					
Net investment income	—[1]	—	—	—	—
Increase from payment by service provider	—	—	—	0.01	—
Redemption fees [See Note 2(i)]	—[1]	—[1]	—[1]	—	—
Total distributions & other	—	—	—	0.01	—
NET ASSET VALUE, END OF PERIOD	**$13.89**	**$12.07**	**$10.20**	**$8.74**	**$6.54**
TOTAL RETURN	**15.10%**	**18.33%**	**16.70%**	**33.64%**	**4.47%**
SUPPLEMENTAL DATA AND RATIOS					
Net assets, end of period (000s)	$871,459	$379,328	$216,228	$104,038	$56,021
Ratio of expenses to average net assets, less waivers and before expenses paid indirectly, plus reimbursements of previously waived expenses	1.33%	1.39%	1.50%	1.55%[3]	1.50%
Ratio of net investment gain (loss) to average net assets, net of waivers, expenses paid indirectly and reimbursements of previously waived expenses	0.20%	(0.19)%	(0.48)%	(1.05)%	(0.89)%
Ratio of expenses to average net assets, before waivers, expenses paid indirectly and reimbursements of previously waived expenses	1.33%	1.36%	1.44%	1.65%	1.60%
Ratio of net investment gain (loss) to average net assets, before waivers, expenses paid indirectly and reimbursements of previously waived expenses	0.20%	(0.22)%	(0.42)%	(1.15)%	(0.99)%
Portfolio turnover rate[2]	136%	175%	191%	236%	388%

[1] Less than $0.01.

[2] Portfolio turnover is greater than most funds due to the investment style of the Fund.

[3] See Note 3 for information regarding the voluntary fee waiver.

See notes to financial statements.

INVESTMENT REVIEW BY JIM GENDELMAN (UNAUDITED)

The International Opportunities Fund outperformed its primary benchmark Index with a (US$) total return of 22.46% for the one-year period ended September 30, 2006. For comparative purposes, the MSCI EAFE Index ("EAFE Index"), which we consider to be the Fund's primary benchmark Index, had a total one-year (US$) return of 19.16% for the same time period. Please see the Fund Overview for more detailed information about the Fund's longer-term performance for various periods ended September 30, 2006.

The performance data for the Fund quoted here represent past performance, and past performance is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. To obtain performance information current to the most recent month-end, please call 888-860-8686 or visit www.marsicofunds.com.[1]

International equity performance in developed markets was, once again, solid during the fiscal year ended September 30, 2006. Japan, although experiencing some weakness during the second half of the reporting period, rose 13%. Australia gained 14%. Europe, which comprised more than half of the EAFE Index as of September 30, 2006, was strong across the board, as highlighted below:

Country	% of EAFE Index 9/30/06	Price Return 9/30/05-9/30/06
United Kingdom	24%	19%
France	10%	22%
Switzerland	7%	28%
Germany	7%	25%
Spain	4%	27%
Italy	4%	19%

Within the EAFE Index, economic sector strength abounded. Eight sectors posted gains of 15% or more, led by Utilities (+33%), Financials (+27%), Materials (+24%), and Consumer Staples (+22%). Energy, which edged lower by -0.1%, was the only sector to be in negative territory. A similar story of widespread strength unfolded at the industry level. With the exception of Energy-related industry groups, there were no negative returns within the benchmark Index, and gains of 20% or more were commonplace. The top-performing areas included: Diversified Financials (+32%), Real Estate (+31%), Household & Personal Products (+31%), and Insurance (+29%).

Currency fluctuations were quite significant throughout the fiscal year. The US dollar, which had strengthened considerably during calendar year 2005, especially during the fourth quarter of that year (which was part of the Fund's 2006 fiscal year), experienced a significant valuation retracement compared to some world currencies in the first half of calendar year 2006 before stabilizing. For the reporting period as a whole, the dollar weakened, as demonstrated by the EAFE Index's total 12-month return of (US$) 19.16% and comparing it to the EAFE "local" return of 16.54%. For dollar-based investors, currency "translation" had a positive performance impact of about 2.6 percentage points.

You should keep in mind that our views on all investments discussed in this report are subject to change at any time and references to specific securities, industries, and sectors discussed in this report are not recommendations to purchase or sell the securities, and that the Fund may not necessarily hold these securities today. Please see the accompanying Schedule of Investments for the percentage of the Fund's portfolio represented by the securities or industries mentioned in this report.

Several of the key performance "drivers" for the International Opportunities Fund during the reporting period included:

- **Telecommunications Services:** America Movil SA, a Mexico-headquartered provider of mobile communications services in Latin America, gained 54%.

- **Consumer Discretionary:** The Fund's holdings in this sector gained 28% in aggregate. More specifically, a variety of positions encompassing several industries within the sector buoyed performance. These included Automobiles & Components (e.g., Continental AG, Toyota Motor Corp.), Consumer Services (e.g., Shangri-La Asia Ltd., Enterprise Inns plc), and Retailing (e.g., Carphone Warehouse plc, Yamada Denki Co., Ltd.).

- **Capital Goods:** Vallourec SA, a France-based manufacturer of carbon steel and alloy tubes, surged 117%. ABB Limited, a Switzerland-based provider of power and automation technologies, gained 23%.

- **Real Estate:** The Fund had positions in three real estate management and development companies – Sumitomo Realty & Development (Japan), Capitaland (Singapore), and LeoPalace 21 Corporation (Japan) – that posted robust gains during the reporting period. Sumitomo Realty & Development increased 99%, Capitaland gained 77%, and LeoPalace 21 rose 35% prior to being sold.

- **Energy:** Although energy-related stock performance on the whole was relatively subdued (as measured by the EAFE Index's fiscal year sector return), we were fortunate to experience good results in several of our Energy holdings. These included Brazilian-based oil company Petroleo Brasileiro (+23% prior to being sold) and Acergy S.A. (formerly Stolt Offshore S.A.), a British offshore engineering and construction contractor for the oil and gas industry (which gained 47%). These gains more than offset weakness in British Petroleum (sometimes referred to as "BP"), which declined -13%, at least part of which seemed attributable to a significant supply disruption in Prudhoe Bay, Alaska. An underweighted posture, on average, in the sector also benefited the Fund's performance since – as mentioned above – Energy was the sole sector in the Fund's benchmark Index that did not have a positive return in the reporting period.

- **Pharmaceuticals & Biotechnology:** Several of the Fund's holdings in this industry group generated strong returns. These include Roche Holdings AG (+25%), CSL Limited (+39%), an Australian-headquartered biotechnology company, and Chugai Pharmaceutical Co., Ltd. (+13% prior to being sold), a Tokyo-based drug company focused on prescription medicines for central nervous, cardiovascular, respiratory, gastrointestinal and metabolic systems.

There were some interesting performance-related aspects in the Financials sector. The Fund's financial-related positions, overall, posted a very strong return of 29% in aggregate. That performance was highlighted, as noted above, by major gains in several of the Fund's real estate-related holdings. Remarkably, however, in relation to the EAFE Index's sector and industry performance, the Fund's financial holdings were somewhat mixed performance-wise. The Fund's positions in Banks and Diversified Financials rose 14% and 29%, respectively, during the reporting period. In most periods, those would be considered stellar results. However, the benchmark Index's industry returns were even better: +25% in Banks and +32% in Diversified Financials. As a result, while the Fund experienced significant gains in many of its financial-related investments, in several cases those results were outpaced by the benchmark Index. As of September 30, 2006, over 30% of the EAFE Index was comprised of financial companies, so the sector's performance had a significant influence on the overall Index return during the fiscal year.

Country allocation, on balance, contributed positively to the Fund's investment results. That was primarily due to the fact that the Fund had investments in several "emerging market" countries – including Brazil, Mexico, and India – that performed well. In addition, an underweighted posture in Japan and an overweighted posture in Switzerland (as compared to the EAFE Index) aided performance. All that said, we should note that country weightings typically are a residual of the Fund's "bottom-up" stock selection process.

There were several areas that did negatively impact investment results:

- **Food & Staples Retailing:** Seiyu, a Japan-based food retailer, skidded -29%.

- **Technology Hardware & Equipment:** Ericsson, the Stockholm-headquartered supplier of systems and services for mobile and fixed line communications and network operators, had an adverse impact on the Fund's performance, declining -6%.

- **Consumer Durables & Apparel:** The Fund's positions in two Japanese-headquartered companies hurt performance in relation to the Fund's benchmark Index. Sega Sammy Holdings, a manufacturer of amusement and game machines, declined -9%. Misawa Homes Holdings, a homebuilder, edged lower by -1% prior to being sold.

For the complete fiscal year ended September 30, 2006, fluctuations in currency exchange rates did not have a material impact on the Fund's return. At times during the fiscal year, however, currency was a significant factor. In the fourth quarter of 2005, for example, the Fund had a significant number of US dollar-related positions, which included some holdings that trade in dollars or were denominated in a currency that tends to correlate highly with the US dollar (e.g., the Mexican peso). As the dollar strengthened in relation to other major world currencies, the Fund's performance was positively impacted. Later in the fiscal year, however, the dollar tended to weaken, which had a marginal adverse impact for the Fund's dollar-related positions.

The International Opportunities Fund has tended to have a relatively high portfolio turnover level due to its investment style. Although the Fund may hold core positions for some time, it may change its portfolio composition quickly to take advantage of new opportunities, or to address issues affecting particular holdings.

FISCAL YEAR-END INVESTMENT POSTURE

As of September 30, 2006, the Fund's holdings, in terms of economic sector distribution, were allocated primarily to Financials, Consumer Discretionary, Consumer Staples, Industrials, and Materials. The Fund's largest country-level allocations were in Switzerland, Japan, United Kingdom and France.

Sincerely,

JAMES G. GENDELMAN
PORTFOLIO MANAGER

FUND OVERVIEW SEPTEMBER 30, 2006

The International Opportunities Fund invests primarily in common stocks of foreign companies that are selected for their long-term growth potential. The Fund may invest in companies of any size throughout the world. It normally invests in the securities of issuers that are economically tied to one or more foreign countries, and expects to be invested in various issuers or securities that together have ties to at least four different foreign countries. Some issuers or securities in the Fund's portfolio may be based in or economically tied to the United States. The Fund will normally hold a core position of between 35 and 50 common stocks.

PERFORMANCE COMPARISON

	One Year (10/1/05–9/30/06)	Five Year Average Annual (10/1/01–9/30/06)	Average Annual Since Inception (6/30/00–9/30/06)
Marsico International Opportunities Fund	22.46%[1]	18.64%[1]	8.32%[1]
Morgan Stanley Capital International EAFE Index	19.16%	14.26%	4.02%

NET ASSETS

9/30/06	$571,683,895

NET ASSET VALUE

Net Asset Value Per Share	$15.81

TOP FIVE HOLDINGS

UBS AG	4.31%
Roche Holding AG	4.15
Syngenta AG	3.92
Continental AG	3.43
BAE Systems plc	3.22

SECTOR ALLOCATION[3]

Financials	27.30%
Consumer Non-Cyclical	17.28
Industrials	16.47
Consumer Cyclical	15.27
Communications	6.97
Basic Materials	6.72
Energy	3.44
Utilities	3.33
Diversified	2.52
Technology	0.70

GROWTH OF $10,000[1][2]



- Marsico International Opportunities Fund
- Morgan Stanley Capital International EAFE Index

The performance included in the table and graph do not reflect the deduction of taxes on Fund distributions or the redemption of Fund shares.

The performance data quoted here represent past performance, and past performance is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. To obtain performance information current to the most recent month-end, please call 888-860-8686 or visit www.marsicofunds.com. A redemption fee may be imposed on redemptions or exchanges of Fund shares owned for 30 days or less.

[1] The performance returns for the International Opportunities Fund (for the period prior to September 30, 2004) reflect a fee waiver in effect; in the absence of such a waiver, the returns would be reduced. For the period beginning October 1, 2004 through December 2005, performance returns for the International Opportunities Fund would be higher but for the reimbursement of fees waived previously.

[2] This chart assumes an initial investment of $10,000 made on June 30, 2000 (inception). Total returns are based on net change in NAV, assuming reinvestment of distributions.

[3] Sector weightings represent the percentage of the Fund's equity investments in certain general sectors. These sectors may include more than one industry. The Fund's portfolio composition is subject to change at any time.

The Morgan Stanley Capital International EAFE Index tracks the stocks of about 1,000 companies in Europe, Australasia, and the Far East (EAFE). You cannot invest directly in an index.

---

[1] Total returns are based on net change in NAV assuming reinvestment of distributions. For the period prior to September 30, 2004, the performance returns for the International Opportunities Fund reflect a fee waiver in effect; in the absence of such a waiver, the returns would have been reduced. For the period beginning October 1, 2004 through December 2005, performance returns for the International Opportunities Fund would have been higher but for the reimbursement of fees waived previously. A redemption fee of 2% may be imposed on redemptions or exchanges of Fund shares owned for 30 days or less. Please see the prospectus for more information.

The MSCI EAFE Index tracks the stocks of about 1,000 companies in Europe, Australasia, and the Far East (together referred to as "EAFE"). You cannot invest directly in an index. Foreign investments present additional risks due to currency fluctuations, economic and political factors, lower liquidity, government regulations, differences in securities regulations and accounting standards, possible changes in taxation, limited public information and other factors.

SCHEDULE OF INVESTMENTS SEPTEMBER 30, 2006

	Number of Shares	Value	Percent of Net Assets
COMMON STOCKS			
Advertising Services			
JC Decaux S.A.	204,419	$5,529,027	0.97%
Aerospace/Defense			
BAE Systems plc	2,486,132	18,398,535	3.22
Agricultural Chemicals			
Syngenta AG	148,446	22,389,472	3.92
Automotive - Cars/Light Trucks			
Toyota Motor Corporation	215,800	11,728,559	2.05
Beverages - Wine/Spirits			
Diageo PLC	942,592	16,651,480	2.91
Building Products - Air & Heating			
Daikin Industries Ltd.	137,973	4,088,089	0.72
Building Products - Cement/Aggregates			
Cemex S.A. de C.V. ADR	417,947	12,571,846	2.20
Cellular Telecommunications			
America Movil S.A. de C.V. ADR	397,082	15,633,118	2.73
Chemicals - Specialty			
Lonza Group AG	211,144	14,622,792	2.56
Commercial Banks - Non-US			
Banca Intesa S.p.A.	1,319,250	8,682,226	1.52
Erste Bank der oesterreichischen Sparkassen AG	89,883	5,596,232	0.98
ICICI Bank Ltd. Spon. ADR	189,654	5,824,274	1.02
Mitsui Trust Holdings, Inc.	650,000	7,395,556	1.29
Sanpaolo Imi S.p.A.	396,485	8,371,005	1.46
Unibanco Holdings S.A. ADR	118,227	8,748,798	1.53
		44,618,091	7.80
Distribution/Wholesale			
Esprit Holdings, Ltd.	1,462,500	13,262,773	2.32
Diversified Operations			
LVMH Moët Hennessy Louis Vuitton SA	134,954	13,904,192	2.43
Electronic Components - Miscellaneous			
Nippon Electric Glass Co., Ltd.	415,000	9,151,958	1.60

	Number of Shares	Value	Percent of Net Assets
COMMON STOCKS continued			
Electronic Components - Semiconductors			
Samsung Electronics Co., Ltd.	24,470	$17,171,022	3.00%
Electronic Measuring Instruments			
Advantest Corporation	65,400	3,244,394	0.57
Engineering/R&D Services			
ABB Ltd.	730,848	9,614,499	1.68
Finance - Credit Card			
Credit Saison Co., Ltd.	239,100	10,080,152	1.76
Finance - Investment Banker/Broker			
Macquarie Bank, Ltd.	97,982	5,049,746	0.88
Nomura Holdings, Inc.	184,900	3,255,805	0.57
UBS AG	411,343	24,605,907	4.31
		32,911,458	5.76
Finance - Multi-line Insurance			
ING Groep N.V.	192,308	8,459,375	1.48
Finance - Other Services			
Man Group PLC	1,387,978	11,642,541	2.04
Food - Miscellaneous/Diversified			
Nestle S.A.	43,489	15,163,504	2.65
Food - Retail			
Tesco PLC	1,589,054	10,710,958	1.87
Hotels & Motels			
Shangri-La Asia Ltd.	3,915,003	8,643,445	1.51
Import/Export			
Marubeni Corporation	1,856,000	9,238,756	1.62
Leisure & Recreation Products			
Sega Sammy Holdings, Inc.	340,952	10,968,191	1.92
Medical - Drugs			
CSL Ltd.	149,869	6,035,007	1.06
Roche Holding AG	137,264	23,732,638	4.15
		29,767,645	5.21
Money Center Banks			
DBS Group Holdings Ltd.	1,192,000	14,409,822	2.52
Mortgage Banks			
Hypo Real Estate Holding AG	164,177	10,242,690	1.79
Oil - Field Services			
Acergy S.A.*	464,265	7,931,472	1.39

* Non-income producing.

See notes to financial statements.

SCHEDULE OF INVESTMENTS SEPTEMBER 30, 2006

	Number of Shares	Value	Percent of Net Assets
COMMON STOCKS continued			
Oil Companies - Exploration & Production			
CNOOC Ltd. ADR	66,759	$5,560,357	0.97%
Oil Companies - Integrated			
BP PLC	497,389	5,420,088	0.95
Real Estate Operating/Development			
Capitaland Ltd.	1,794,000	5,704,203	1.00
Gafisa S/A*	254,391	3,281,823	0.57
Sumitomo Realty & Development Co., Ltd.	308,000	9,047,703	1.58
		18,033,729	3.15
Retail - Consumer Electronics			
The Carphone Warehouse Group PLC	1,037,119	5,966,335	1.04
Yamada Denki Company Ltd.	85,000	8,519,789	1.49
		14,486,124	2.53
Retail - Drug Stores			
Shoppers Drug Mart Corporation	256,855	10,492,507	1.84
Retail - Miscellaneous/Diversified			
The Seiyu Ltd.*	1,301,000	2,158,696	0.38
Rubber - Tires			
Continental AG	169,093	19,606,427	3.43
Semiconductors Components/Integrated Circuits			
Taiwan Semiconductor Manufacturing Co., Ltd.	403,067	3,869,443	0.68
Soap & Cleaning Preparations			
Reckitt Benckiser PLC	299,718	12,424,463	2.17
Steel Pipe & Tube			
Vallourec S.A.	46,300	10,796,906	1.89
Transportation - Rail			
Canadian National Railway Co.	136,129	5,709,250	1.00
Water			
Veolia Environment	304,067	18,357,101	3.21
Wireless Equipment			
Ericsson (LM) Tel-SP ADR	327,486	11,281,893	1.97
Total Common Stocks (cost $466,318,810)		550,946,840	96.37

	Number of Shares	Value	Percent of Net Assets
SHORT-TERM INVESTMENTS			
SSgA Prime Money Market Fund, 5.17%	15,353,638	$15,353,638	2.69%
SSgA Money Market Fund, 4.99%	1	1	0.00
Total Short-Term Investments (cost $15,353,639)		15,353,639	2.69
Total Investments (cost $481,672,449)		566,300,479	99.06
Cash and Other Assets Less Liabilities		5,383,416	0.94
NET ASSETS		$571,683,895	100.00%

SUMMARY OF INVESTMENTS BY COUNTRY

Country	Market Value	Percent of Investment Securities
Australia	$11,084,752	2.0%
Austria	5,596,232	1.0
Brazil	12,030,621	2.1
Canada	16,201,757	2.9
France	48,587,226	8.6
Germany	29,849,118	5.3
Hong Kong	27,466,575	4.8
India	5,824,274	1.0
Italy	17,053,231	3.0
Japan	88,877,647	15.7
Mexico	28,204,964	5.0
Netherlands	8,459,375	1.5
Singapore	20,114,025	3.6
South Korea	17,171,022	3.0
Sweden	11,281,893	2.0
Switzerland	110,128,812	19.4
Taiwan	3,869,443	0.7
United Kingdom	89,145,873	15.7
United States[1]	15,353,639	2.7
Total	**$566,300,479**	**100.0%**

* Non-income producing.

[1] Includes short-term securities.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
SEPTEMBER 30, 2006

(Amounts in thousands)

ASSETS

Investments, at value (cost $481,672)	$566,300
Cash	16
Receivable for investments sold	5,003
Receivable for capital stock sold	880
Interest and dividends receivable	1,165
Prepaid expenses and other assets	206
Total Assets	**573,570**

LIABILITIES

Payable for investments purchased	664
Payable for capital stock redeemed	294
Accrued investment advisory fee	393
Accrued distribution fee	155
Accrued trustees' fees	237
Accrued expenses and other liabilities	143
Total Liabilities	**1,886**
NET ASSETS	**$571,684**

NET ASSETS CONSIST OF

Paid-in-capital	$467,635
Accumulated net investment income	891
Accumulated net realized gain on investments and foreign currency transactions	18,470
Net unrealized appreciation on investments	84,688
NET ASSETS	**$571,684**

SHARES OUTSTANDING, $0.001 par value (Unlimited shares authorized)	**36,170**
NET ASSET VALUE, REDEMPTION PRICE, AND OFFERING PRICE PER SHARE (NET ASSETS/SHARES OUTSTANDING)*	**$15.81**

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

(Amounts in thousands)

INVESTMENT INCOME

Interest	$805
Dividends (net of $564 of non-reclaimable foreign withholding taxes)	6,642
Total Investment Income	**7,447**

EXPENSES

Investment advisory fees	3,586
Distribution fees	1,055
Transfer agent fees and expenses	455
Custody and fund accounting fees	416
Fund administration fees	177
Federal and state registration fees	101
Printing and postage expenses	82
Trustees' fees and expenses	41
Professional fees	29
Miscellaneous	17
Total expenses	**5,959**
Recovery of previously waived expenses	101
Less expenses paid indirectly	(1)
Net Expenses	**6,059**
NET INVESTMENT INCOME	**1,388**

REALIZED AND UNREALIZED GAIN

Net realized gain on investments	22,905
Net realized loss on foreign currency transactions	(832)
Change in unrealized appreciation/ depreciation on investments and foreign currency translations	43,922
Net Gain on Investments	65,995
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	**$67,383**

STATEMENTS OF CHANGES IN NET ASSETS

(Amounts in thousands)

	Year Ended 9/30/06	Year Ended 9/30/05
OPERATIONS		
Net investment income	$1,388	$2,216
Net realized gain on investments	22,905	4,461
Net realized loss on foreign currency transactions	(832)	(1,206)
Change in unrealized appreciation/depreciation on investments and foreign currency translations	43,922	30,413
Net increase in net assets resulting from operations	67,383	35,884
DISTRIBUTIONS		
Net investment income	(2,078)	—
Total distributions	(2,078)	—
CAPITAL SHARE TRANSACTIONS		
Proceeds from sale of shares	349,169	165,245
Proceeds from reinvestment of distributions	1,980	—
Redemption fees	73	11
Redemption of shares	(107,365)	(44,780)
Net increase from capital share transactions	243,857	120,476
TOTAL INCREASE IN NET ASSETS	**309,162**	**156,360**
NET ASSETS		
Beginning of period	262,522	106,162
End of period	**$571,684**	**$262,522**
Accumulated net investment income	891	1,824
TRANSACTIONS IN SHARES		
Shares sold	23,164	14,012
Shares issued in reinvestment of distributions	141	—
Shares redeemed	(7,322)	(3,810)
Net increase	**15,983**	**10,202**

*   Not in thousands.

    See notes to financial statements.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

For a Fund Share Outstanding Throughout the Period.	Year Ended 9/30/06	Year Ended 9/30/05	Year Ended 9/30/04	Year Ended 9/30/03	Year Ended 9/30/02
NET ASSET VALUE, BEGINNING OF PERIOD	**$13.00**	**$10.63**	**$8.80**	**$7.00**	**$6.78**
INCOME FROM INVESTMENT OPERATIONS					
Net investment income (loss)	0.04	0.12	0.04	0.02	(0.02)
Net realized and unrealized gains on investments	2.87	2.25	1.79	1.78	0.19
Total from investment operations	2.91	2.37	1.83	1.80	0.17
DISTRIBUTIONS & OTHER					
Net investment income	(0.10)	—	—	—	(0.01)
Net realized gains	—	—	—	—	—
Redemption fees [See Note 2(i)]	—[1]	—[1]	—[1]	—[1]	0.05
Payment by affiliate	—	—	—	—	0.01
Total distributions & other	(0.10)	—	—	—	0.05
NET ASSET VALUE, END OF PERIOD	**$15.81**	**$13.00**	**$10.63**	**$8.80**	**$7.00**
TOTAL RETURN	**22.46%**	**22.30%**	**20.80%**	**25.71%**	**3.37%**
SUPPLEMENTAL DATA AND RATIOS					
Net assets, end of period (000s)	$571,684	$262,522	$106,162	$28,409	$20,632
Ratio of expenses to average net assets, less waivers and before expenses paid indirectly, plus reimbursements of previously waived expenses	1.44%	1.60%	1.60%	1.68%[3]	1.60%
Ratio of net investment income (loss) to average net assets, net of waivers, expenses paid indirectly and reimbursements of previously waived expenses	0.33%	1.19%	0.07%	0.18%	(0.25)%
Ratio of expenses to average net assets, before waivers, expenses paid indirectly and reimbursements of previously waived expenses	1.41%	1.49%	1.68%	2.31%	2.07%
Ratio of net investment income (loss) to average net assets, before waivers, expenses paid indirectly and reimbursements of previously waived expenses	0.36%	1.30%	0.00%	(0.45)%	(0.73)%
Portfolio turnover rate[2]	101%	156%	105%	211%	192%

[1] Less than $0.01.

[2] Portfolio turnover is greater than most funds due to the investment style of the Fund.

[3] See Note 3 for information regarding the voluntary fee waiver.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS SEPTEMBER 30, 2006

1. Organization

The Marsico Investment Fund (the "Trust") was organized on October 1, 1997, as a Delaware Statutory Trust and is registered under the Investment Company Act of 1940 (the "1940 Act") as an open-end management investment company. The Focus Fund, the Growth Fund, the 21st Century Fund and the International Opportunities Fund (collectively, the "Funds") are separate investment portfolios of the Trust. The Focus Fund is a non-diversified fund and the Growth Fund, the 21st Century Fund and the International Opportunities Fund are diversified funds. The Focus and Growth Funds commenced operations on December 31, 1997, the 21st Century Fund commenced operations on February 1, 2000 and the International Opportunities Fund commenced operations on June 30, 2000. Affiliates of the Adviser hold approximately 5% of the International Opportunities Fund as of September 30, 2006.

2. Significant Accounting Policies

The following is a summary of significant accounting policies consistently followed by the Funds in the preparation of their financial statements. These policies are in conformity with generally accepted accounting principles ("GAAP") for investment companies. The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Certain prior year information has been reformatted to conform to the current year presentation.

(a) Investment Valuation—A security traded on a recognized stock exchange is valued at the last sale price prior to the closing of the principal exchange on which the security is traded. Securities traded on NASDAQ generally will be valued at the NASDAQ Official Closing Price. If no sale is reported on the valuation date, the most current bid price will generally be used. All other securities for which over-the-counter market quotations are readily available are valued at the last sale price. Debt securities that will mature in more than 60 days are generally valued at their bid prices furnished by a pricing service. Debt securities that will mature in 60 days or less are valued at amortized cost, if it approximates market value. Any securities for which market quotations are not readily available are valued at their fair value as determined in good faith by the Adviser in accordance with procedures established by, and under the general supervision of, the Funds' Board of Trustees. The Funds may use pricing services to assist in determining market value. The Board of Trustees has authorized the use of a pricing service to assist the Funds in valuing certain equity securities listed or traded on foreign security exchanges in the Funds' portfolios in certain circumstances where there is a significant change in the value of related U.S.-traded securities, as represented by the S&P 500 Index.

(b) Expenses—The Funds are charged for those expenses that are directly attributable to each Fund, such as advisory and custodial fees. Expenses that are not directly attributable to a Fund are typically allocated among the Funds in proportion to their respective net assets. The Funds' expenses may be reduced by voluntary advisory fee waivers, brokerage credits and uninvested cash balances earning interest or credits. Such credits are included in Waiver of Expenses and Expenses Paid Indirectly in the Statement of Operations.

Brokerage commissions were paid to unaffiliated brokers which reduced certain transfer agent fees and expenses in the amount of $655,915 and $247,067 for the Focus Fund and Growth Fund, respectively, for the year ended September 30, 2006. Also, the Funds received credits on certain custody account balances which reduced certain transfer agent fees and expenses in the amount of $10,439, $5,766, $1,375 and $1,027 for the Focus Fund, Growth Fund, 21st Century Fund and International Opportunities Fund, respectively, for the year ended September 30, 2006. Brokerage commission credits and custody account earnings credits are included in Expenses Paid Indirectly on the Statements of Operations.

(c) Federal Income Taxes—Each Fund intends to comply with the requirements of the Internal Revenue Code necessary to qualify as a regulated investment company and to make the requisite distributions of income to its shareholders which will be sufficient to relieve it from all or substantially all federal and state income and excise taxes. Certain Funds may utilize earnings and profits on redemption of shares as part of the dividends paid deduction.

(d) Distributions to Shareholders—Dividends from net investment income and net realized capital gains, if any, will be declared and paid at least annually. Distributions to shareholders are recorded on the ex-dividend date. Each Fund may periodically make reclassifications among certain of its capital accounts as a result of the timing and characterization of certain income and capital gains determined in accordance with federal tax regulations, which may differ from GAAP. These reclassifications are due to differing treatment for items such as deferral of wash sales, foreign currency transactions, deferred trustees compensation, net operating losses and post-October capital losses.

(e) Foreign Currency Translation—The accounting records of the Funds are maintained in U.S. dollars. Values of securities denominated in foreign currencies are translated into U.S. dollars at 4:00 p.m. ET. Amounts related to the purchase and sale of foreign securities and investment income are translated at the rates of exchange prevailing on the respective dates of such transactions.

Reported realized gains on foreign currency transactions arise from sales of portfolio securities, forward currency contracts, currency gains or losses realized between the trade and settlement dates on securities transactions, the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Funds' books, and the U.S. dollar equivalent of the amounts actually received or paid.

The Funds do not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held at fiscal year-end. Net unrealized appreciation or depreciation on investments and foreign currency translations arise from changes in the value of assets and liabilities, including investments in securities at fiscal year-end, resulting from changes in the exchange rates and changes in market prices of securities held.

(f) Forward Currency Contracts and Futures Contracts—The Funds may enter into forward currency contracts to reduce their exposure to changes in foreign currency exchange rates on their foreign holdings and to lock in the U.S. dollar cost of firm purchase and sale commitments for securities denominated in foreign currencies. A forward currency contract is a commitment to purchase or sell a foreign currency at a future date at a negotiated forward rate. The gain or loss arising from the difference between the U.S. dollar cost of the original contract and the value of the foreign currency in U.S. dollars upon closing of such contract is included in net realized gain or loss from foreign currency transactions.

Forward currency contracts held by the Funds are fully collateralized by other securities. If held by the Funds, such collateral would be in the possession of the Funds' custodian. The collateral would be evaluated daily to ensure its market value equals or exceeds the current market value of the corresponding forward currency contracts.

Futures contracts are marked to market daily and the resultant variation margin is recorded as an unrealized gain or loss. When a contract is closed, a realized gain or loss is recorded equal to the difference between the opening and closing value of the contract. Generally, open forward and futures contracts are marked to market (i.e., treated as realized and subject to distribution) for federal income tax purposes at fiscal year-end.

Foreign-denominated assets and forward currency contracts may involve more risks than domestic transactions, including currency risk, political and economic risk, regulatory risk and market risk. Risks may arise from the potential inability of a counterparty to meet the terms of a contract and from unanticipated movements in the value of foreign currencies relative to the U.S. dollar.

The Funds may enter into "futures contracts" and "options" on securities, financial indexes and foreign currencies, forward contracts, and interest rate swaps and swap-related products. The Funds intend to use such derivative instruments primarily to hedge or protect from adverse movements in securities prices, currency rates or interest rates. The use of futures contracts and options may involve risks such as the possibility of illiquid markets or imperfect correlation between the value of the contracts and the underlying securities, or that the counterparty will fail to perform its obligations. There were no outstanding futures, options, or forward currency contracts open as of September 30, 2006.

(g) Options Contracts—The Funds may purchase and write (sell) put and call options on foreign and domestic stock indices, foreign currencies and U.S. and foreign securities that are traded on U.S. and foreign securities exchanges and over-the-counter markets. These transactions are for hedging purposes or for the purpose of earning additional income. In addition, the Funds may enter into such transactions for cross-hedging purposes.

The risk associated with purchasing an option is that the Fund pays a premium whether or not the option is exercised. Additionally, the Fund bears the risk of loss of premium and change in market value should the counterparty not perform under the contract. Put and call options purchased are accounted for in the same manner as portfolio securities. The cost of securities acquired through the exercise of call options is increased by premiums paid. The proceeds from securities sold through the exercise of put options are decreased by the premiums paid.

When the Fund writes an option, the premium received by the Fund is recorded as a liability and is subsequently adjusted to the current market value of the option written. Premiums received from writing options that expire are recorded by the Fund on the expiration date as realized gains from option transactions. The difference between the premium and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or if the premium is less than the amount paid for the closing purchase transaction, as a realized loss. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining whether the Fund has realized a gain or loss. If a put option is exercised, the premium reduces the cost basis of the security or currency purchased by the Fund. In writing an option, the Fund bears the market risk of an unfavorable change in the price of the security or currency underlying the written option. Exercise of an option written by the Fund could result in the Fund selling or buying a security or currency at a price different from the current market value.

(h) Trustees' Compensation—Effective February 1, 2000, the Board of Trustees adopted the Marsico Investment Fund Deferred Fee Plan, amended and restated as of December 30, 2005 (the "Deferred Fee Plan"), which allows the independent Trustees to defer the receipt of all or a portion of the Trustees' fees payable. The Trustees are deemed to be notionally invested in the Funds until distribution in accordance with the Deferred Fee Plan. Included in the Statement of Assets and Liabilities is the unrealized appreciation of $154,214, $76,338, $62,619 and $60,663 related to the mark-to-market of the shares of the Deferred Fee Plan for the Focus Fund, Growth Fund, 21st Century Fund and International Opportunities Fund, respectively.

(i) Redemption Fee—For shares purchased on or after January 30, 2004, a 2.00% redemption fee is retained by the Funds to offset transaction costs and other expenses associated with short-term investing. The fee is imposed on certain redemptions or exchanges of shares held 30 days or less from their purchase date. Prior to January 30, 2004, a 2.00% redemption fee was imposed on redemptions or exchanges of shares of the International

NOTES TO FINANCIAL STATEMENTS SEPTEMBER 30, 2006 (continued)

Opportunities Fund held three months or less from their purchase date. Redemption fees are recorded by the Funds as a reduction of shares redeemed and as a credit to paid-in-capital. For the year ended September 30, 2006, the Focus Fund, Growth Fund, 21st Century Fund and International Opportunities Fund received $63,834, $70,718, $137,655 and $73,253, respectively, in redemption fees.

(j) Other—Investment transactions are accounted for on a trade date basis. Each Fund determines the gain or loss realized from the investment transactions by comparing the original cost of the security lot sold with the net sale proceeds. Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities will be recorded as soon as the Trust is informed of the dividend if such information is obtained subsequent to the ex-dividend date. Interest income is recognized on an accrual basis.

(k) Indemnifications—In the normal course of business, the Funds enter into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

3. Investment Advisory Agreement and Transactions With Affiliates

The Funds have an agreement with Marsico Capital Management, LLC (the "Adviser") to furnish investment advisory services to the Funds. Under the terms of this agreement, the Adviser is compensated for managing the Focus Fund and the Growth Fund at the rate of 0.85% per year of average daily net assets up to $3 billion in each Fund, and 0.75% per year of average daily net assets exceeding $3 billion in each Fund; and at a rate of 0.85% of the average daily net assets of the 21st Century Fund and the International Opportunities Fund. Prior to November 11, 2004, the Adviser was compensated for managing the Focus Fund and the Growth Fund at a rate of 0.85% of average daily net

assets of each Fund. The Adviser has voluntarily agreed to limit the total expenses of each Fund (excluding interest, taxes, brokerage and extraordinary expenses) to an annual rate of 1.60% of the Focus and International Opportunities Funds' average daily net assets and 1.50% of the Growth and 21st Century Funds' average daily net assets until December 31, 2007. This fee waiver is voluntary and may be terminated at any time.

The voluntary waiver of expenses for the year ended September 30, 2003 excludes as an extraordinary item the unrealized appreciation of $30,090 and $17,937, respectively, for the 21st Century Fund and International Opportunities Fund related to the mark-to-market of the shares of the Deferred Fee Plan. As a result, the unrealized appreciation is retained by the Funds in accordance with the Deferred Fee Plan. For periods subsequent to September 30, 2003, unrealized appreciation/depreciation of Fund shares in the Deferred Fee Plan will be subject to the Funds' expense reimbursement agreement with the Adviser.

The Adviser is entitled to reimbursement from a Fund of any fees waived pursuant to this arrangement if such reimbursements do not cause a Fund to exceed existing expense limitations and the reimbursement is made within three years after the year in which the Adviser incurred the expense. For the year ended September 30, 2006, the Adviser recovered previously waived fees of $101,347 in the International Opportunities Fund.

Banc of America Securities is an affiliate of the Adviser and may be designated as an introductory broker on certain Fund transactions. For the year ended September 30, 2006, none of the Funds paid brokerage commissions to Banc of America Securities.

4. Service and Distribution Plan

The Funds have adopted a Service and Distribution Plan (the "Plan") pursuant to Rule 12b-1 under the 1940 Act. The Plan authorizes payments by the Funds in connection with the distribution of their shares at an annual rate, as determined from time to time by the Board of Trustees, of up to 0.25% of a Fund's average daily net assets.

5. Investment Transactions

The aggregate purchases and sales of securities, excluding short-term investments, for the Funds for the year ended September 30, 2006, were as follows:

(Amounts in thousands)	Focus Fund	Growth Fund	21st Century Fund	International Opportunities Fund
Purchases	$3,552,616	$1,676,285	$1,085,203	$641,871
Sales	$3,161,547	$1,344,014	$710,327	$413,216

There were no purchases or sales of U.S. government securities.

6. Federal Income Tax Information

At September 30, 2006, gross unrealized appreciation and depreciation of investments, based on cost for federal income tax purposes, were as follows:

(Amounts in thousands)	Focus Fund	Growth Fund	21st Century Fund	International Opportunities Fund
Cost of investments	$3,817,354	$2,083,269	$801,290	$485,259
Gross unrealized appreciation	897,471	473,363	91,243	85,982
Gross unrealized depreciation	(38,558)	(39,383)	(13,219)	(4,941)
Net unrealized appreciation on investments	$858,913	$433,980	$78,024	$81,041

The difference between cost amounts for financial statement and federal income tax purposes is due primarily to wash sale loss deferrals and foreign currency transactions.

The Focus, Growth, and International Opportunities Funds had realized currency losses (in thousands) from transactions between November 1, 2005 and September 30, 2006 of $0, $0 and $260, respectively. Post-October currency losses and capital losses are treated as arising in the Fund's next fiscal year.

At September 30, 2006, the Growth and 21st Century Funds had accumulated capital loss carryforwards (in thousands) of $25,104 and $134, with $0 and $134 expiring in 2010 and $25,104 and $0 expiring in 2011, respectively. To the extent that a fund may realize future net capital gains, those gains will be offset by any of its unused capital loss carryforward.

The Focus, Growth, 21st Century and International Opportunities Funds utilized (in thousands) $173,667, $93,760, $36,323 and $1,519, respectively, of its capital loss carryforwards during the year ended September 30, 2006.

NOTES TO FINANCIAL STATEMENTS SEPTEMBER 30, 2006 (continued)

As of September 30, 2006, the components of accumulated earnings (deficit) on a tax basis were as follows:

(Amounts in thousands)	Focus Fund	Growth Fund	21st Century Fund	International Opportunities Fund
Undistributed ordinary income (deficit)	$(647)	$(340)	$416	$8,677
Undistributed long-term capital gains	85,766	—	—	14,331
Tax accumulated earnings (deficit)	85,119	(340)	416	23,008
Accumulated capital and other losses	—	(25,104)	(134)	—
Unrealized appreciation on investments	858,913	433,980	78,024	81,041
Total accumulated earnings	**$944,032**	**$408,536**	**$78,306**	**$104,049**

Undistributed ordinary income (deficit) consists of net investment income, short-term capital gains and timing differences related to post-October currency losses and deferred Trustees' compensation.

The 21st Century and International Opportunities Funds distributed to shareholders (in thousands) ordinary income of $67 and $2,078, respectively, for the fiscal year ended September 30, 2006. No distributions were made for the fiscal year ended September 30, 2005.

New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" (the "Interpretation"). The Interpretation establishes for all entities, including pass-through entities such as the Funds, a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. The Interpretation is effective for fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the date of effectiveness. Management has recently begun to evaluate the application of the Interpretation to the Funds, and is not in a position at this time to estimate the significance of its impact, if any, on the Funds' financial statements.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements." The Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. The Statement establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and is to be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied. Management has recently begun to evaluate the application of the Statement to the Funds, and is not in a position at this time to evaluate the significance of its impact, if any, on the Funds' financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of The Marsico Investment Fund

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Marsico Focus Fund, the Marsico Growth Fund, the Marsico 21st Century Fund and the Marsico International Opportunities Fund (constituting The Marsico Investment Fund, hereafter referred to as the "Trust") at September 30, 2006, the results of their operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trust's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at September 30, 2006 by correspondence with the custodian and brokers and the application of alternative procedures where securities purchased had not been received, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Denver, Colorado
November 6, 2006

EXPENSE EXAMPLE FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED)

As a shareholder of the Marsico Funds (the "Funds"), you incur two types of costs: (1) transaction costs, including redemption fees on certain redemptions; and (2) ongoing costs, including management fees; distribution (12b-1) fees, and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from April 1, 2006 to September 30, 2006 (the "period").

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 equals 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During the Period" to estimate the expenses you paid on your account during the period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Funds' actual expense ratios and an assumed rate of return of 5% per year before expenses, which is not the actual return of any of the Funds. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Funds and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as redemption fees. Therefore, the second line of the table is useful in comparing the ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs could have been higher.

Expenses Paid During the Period

	FOCUS FUND		
	Beginning account value April 1, 2006	Ending account value September 30, 2006	Expenses paid for the six-month period ended September 30, 2006[1]
Actual Example	$1,000.00	$957.40	$6.11
Hypothetical Example, assuming a 5% return before expenses	$1,000.00	$1,018.76	$6.30
	GROWTH FUND		
	Beginning account value April 1, 2006	Ending account value September 30, 2006	Expenses paid for the six-month period ended September 30, 2006[1]
Actual Example	$1,000.00	$955.30	$6.17
Hypothetical Example, assuming a 5% return before expenses	$1,000.00	$1,018.69	$6.37

Expenses Paid During the Period (continued)

	21ST CENTURY FUND		
	Beginning account value April 1, 2006	Ending account value September 30, 2006	Expenses paid for the six-month period ended September 30, 2006[1]
Actual Example	$1,000.00	$963.90	$6.50
Hypothetical Example, assuming a 5% return before expenses	$1,000.00	$1,018.38	$6.68
	INTERNATIONAL OPPORTUNITIES FUND		
	Beginning account value April 1, 2006	Ending account value September 30, 2006	Expenses paid for the six-month period ended September 30, 2006[1]
Actual Example	$1,000.00	$1,011.50	$7.25
Hypothetical Example, assuming a 5% return before expenses	$1,000.00	$1,017.79	$7.27

OTHER INFORMATION (UNAUDITED)

Proxy Voting Guidelines
The Funds exercise the voting rights associated with the securities held by the Funds under the proxy voting policy of the Funds. A description of those policies and procedures of the Funds and a record of the Funds' proxy votes for the one-year period ended June 30, 2006 are available without charge, upon request, by calling 888-860-8686. It is also available on the Securities and Exchange Commission's Website at www.sec.gov.

Quarterly Filing of Portfolio Holdings
The Funds will file their complete schedule of investments with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Funds' Form N-Q will be available (i) on the SEC's Website at www.sec.gov; (ii) at the SEC's Public Reference Room; and (iii) by calling 800-SEC-0330.

Other Tax Information

Corporate Dividends Received Deduction
For the fiscal year ended September 30, 2006, 100% and 0% of dividends paid from net investment income, qualifies for the dividends received deduction available to corporate shareholders of the Marsico 21st Century and International Opportunities Funds, respectively.

Qualified Dividend Income
Pursuant to Section 854 of the Internal Revenue Code of 1986, the 21st Century Fund designates $526 (in thousands) and the International Opportunities Fund designates $6,368 (in thousands) as qualified dividend income for the fiscal year ended September 30, 2006.

Foreign Taxes Paid
Pursuant to the foreign tax credit election under Section 853 of the Internal Revenue Code of 1986, the International Opportunities Fund designates $1,196 (in thousands) of income derived from foreign sources and $565 (in thousands) of foreign taxes paid, for the fiscal year ended September 30, 2006.

[1] Expenses are equal to the Funds' annualized expense ratios (1.25% for the Focus Fund, 1.26% for the Growth Fund, 1.32% for the 21st Century Fund and 1.44% for the International Opportunities Fund), multiplied by the average account value over the period, multiplied by 183/365 (to reflect the six month period).

MARSICO FUNDS

TRUSTEE AND OFFICER INFORMATION INDEPENDENT TRUSTEES

Name, Address and Age	Position(s) Held with the Trust	Term of Office[1] and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Jay S. Goodgold 1200 17th Street Suite 1600 Denver, CO 80202 DOB: 1954	Trustee	Since February 2006	Private investor (July 2003 - present); Managing Director, Goldman, Sachs & Co. (August 1978 - June 2003).	4	None
Elizabeth Hoffman 1200 17th Street Suite 1600 Denver, CO 80202 DOB: 1946	Trustee	Since February 2006	President Emerita and Professor of Economics and Public Affairs, University of Colorado (August 2005 - present); President, University of Colorado (September 2000 - July 2005).	4	None
Walter A. Koelbel, Jr. 1200 17th Street Suite 1600 Denver, CO 80202 DOB: 1952	Trustee	Since December 1997	President, and other positions, Koelbel and Company (full service real estate, development, investment, and management company) (more than five years).	4	None
Christopher E. Kubasik 1200 17th Street Suite 1600 Denver, CO 80202 DOB: 1961	Trustee	Since February 2006	Chief Financial Officer, Lockheed Martin Corp. (February 2001 - present).	4	None
Michael D. Rierson 1200 17th Street Suite 1600 Denver, CO 80202 DOB: 1952	Trustee	Since November 1998	Vice President and Vice Chancellor for University Advancement at the University of Houston and UH System, respectively. (November 2005 - present); President and Vice President, University of South Florida Foundation and University of South Florida (May 2001 - September 2005).	4	None
Joseph T. Willett 1200 17th Street Suite 1600 Denver, CO 80202 DOB: 1951	Trustee	Since November 2002	Private investor (2002 - present); Chief Operating Officer, Merrill Lynch Europe (1998 - 2002).	4	None

[1] Each Trustee serves an indefinite term until the election of a successor. Each Officer serves an indefinite term, renewed annually, until the election of a successor.

The Statement of Additional Information includes additional information about the Trustees and is available upon request, without charge, by calling 888-860-8686.

46

TRUSTEE AND OFFICER INFORMATION INTERESTED TRUSTEES AND OFFICERS

Name, Address and Age	Position(s) Held with the Trust	Term of Office[1] and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Thomas F. Marsico[2][3] 1200 17th Street Suite 1600 Denver, CO 80202 DOB: 1955	Trustee, President and Chief Executive Officer	Since December 1997	Chief Executive Officer, Marsico Capital Management, LLC (more than five years).	4	None
J. Jeffrey Riggs[2] 1200 17th Street Suite 1600 Denver, CO 80202 DOB: 1953	Trustee	Since December 1997	President, Essex Financial Group, Inc. (commercial mortgage bank) (more than five years); Principal, Baron Properties, LLC (more than five years).	4	None
Christopher J. Marsico[3] 1200 17th Street Suite 1600 Denver, CO 80202 DOB: 1961	Vice President and Treasurer	Since September 2002	President, Marsico Capital Management, LLC (June 2002 - present); Chief Operations Officer, Marsico Capital Management, LLC (September 1997 - June 2002).	N/A	N/A
Mary L. Watson 1200 17th Street Suite 1600 Denver, CO 80202 DOB: 1959	Vice President and Secretary	Since September 2002	Executive Vice President and Chief Operations Officer, Marsico Capital Management, LLC (June 2002 - present); Vice President of Client Services, Marsico Capital Management, LLC (September 1997 - June 2002).	N/A	N/A
David C. Price, CPA 1200 17th Street Suite 1600 Denver, CO 80202 DOB: 1969	Chief Compliance Officer	Since August 2004	Chief Compliance Officer, The Marsico Investment Fund, and Director of Compliance, Marsico Capital Management, LLC (August 2004 - present); Senior Compliance Officer, INVESCO Institutional, N.A. (October 2003 - July 2004); Assistant Vice President-Compliance, Berger Financial Group LLC and The Berger Funds (March 2001 - May 2003).	N/A	N/A
Sander M. Bieber 1775 I Street, N.W. Washington, D.C. 20006 DOB: 1950	Assistant Secretary	Since December 1997	Partner, Dechert, LLP (law firm) (more than five years).	N/A	N/A

[1] Each Trustee serves an indefinite term until the election of a successor. Each Officer serves an indefinite term, renewed annually, until the election of a successor.

[2] Mr. T. Marsico is considered an Interested Trustee of the Trust within the meaning of the Investment Company Act of 1940, as amended, because of his affiliation with Marsico Capital Management, LLC. The Trust treats Mr. Riggs as an Interested Trustee due to a business relationship with Mr. T. Marsico whereby Mr. T. Marsico has invested personal assets in certain partnerships for which Mr. Riggs acts as principal.

[3] Mr. T. Marsico and Mr. C. Marsico are brothers.

The Statement of Additional Information includes additional information about the Trustees and is available upon request, without charge, by calling 888-860-8686.

47

NOTES

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MARSICO
FUNDS®

Helping you appreciate life℠

The Marsico Investment Fund

UMB Distribution Services, LLC, Distributor

P.O. Box 3210, Milwaukee, WI 53201-3210

www.marsicofunds.com • **888.860.8686**

©2006 MARSICO CAPITAL MANAGEMENT, LLC.